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Opportunity

2004 Annual Report

LOWE'S

From the bustling metros to the vibrant small towns


LOWE'S



Our proud history of serving customers stretches back nearly 60 years. Guided by a steadfast commitment to support our customers' home improvement needs, Lowe's steady expansion mirrors the growth of home ownership in America and is a reflection of our customers' desires for comfort, self-expression and quality throughout their homes. Our success is testament to the dedication of our more than 160,000 employees, who know that the best customer service, the best product selection and everyday low prices are the foundation for our bright future. We are entering 2005 with six decades of successful operating experience, a long track record of consistent growth and profitability, a clear vision of the future and a solid plan to get us there.

America, Lowe's has many opportunities for growth.

Company Profile »» Lowe's Companies, Inc. is a $36.5 billion retailer, offering a complete line of home improvement products and services. The company, through its subsidiaries, serves more than 11 million do-it-yourself, do-it-for-me and Commercial Business Customers each week through 1,087 stores in 48 states. Lowe's is the world's second largest home improvement retailer and the 11th largest retailer in the U.S. »» Lowe's expansion continues, opening a new store on average every three days. The company's expansion plans include two prototypes, a 116,000-square-foot (116K) store for large markets and a 94,000-square-foot (94K) store used primarily to serve smaller markets. Both prototypes include a lawn and garden center, averaging an additional 31,000 square feet for 116K stores and 26,000 square feet for 94K stores. At the beginning of fiscal 2005, selling square footage totaled approximately 124 million. »» In 2004, the company opened 140 new stores, a significant portion of which were in metropolitan markets. In 2005, the company plans to open 150 new stores and continue its emphasis on cities with populations greater than 500,000 such as Boston, Chicago, Los Angeles, New York and Tampa. »» Lowe's is an active supporter of the communities it serves. The company is a national partner with both the American Red Cross and Habitat for Humanity International, and supports numerous local charities. Through the Lowe's Heroes volunteer program and The Home Safety Council, the company provides help to civic groups with public safety projects and shares important home safety and fire prevention information with neighborhoods across the country. »» Headquartered in Mooresville, N.C., the 59-year-old company employs more than 160,000 people. Approximately five percent of Lowe's stock is owned by employees through the Lowe's 401(k) plan. Lowe's is committed to understanding and reflecting its communities' diverse cultures in staffing, business partnerships and the products it sells. Lowe's is committed to making diversity and inclusion a natural part of the way it does business. »» Lowe's has been a publicly held company since October 10, 1961. The stock is listed on the New York Stock Exchange with shares trading under the symbol LOW. For more information, visit www.Lowes.com. »»

Financial Highlights

IN MILLIONS, EXCEPT PER SHARE DATA

	Increase over '03	Fiscal '04	Fiscal '03*
Net Sales**	**18.2%**	**$36,464**	**$30,838**
Gross Margin	**258 bps*****	**33.73%**	**31.15%**
Pre-tax Earnings	20.1%	$ 3,536	$ 2,944
Earnings from Continuing Operations	**19.0%**	**$ 2,176**	**$ 1,829**
Earnings from Discontinued Operations, Net of Tax		$ –	$ 15
Net Earnings	**18.0%**	**$ 2,176**	**$ 1,844**
Earnings Per Share			
Basic *(Continuing Operations)*		$ 2.80	$ 2.33
(Discontinued Operations)		$ –	$ 0.02
Basic Earnings Per Share	**19.1%**	**$ 2.80**	**$ 2.35**
Diluted *(Continuing Operations)*	19.9%	$ 2.71	$ 2.26
(Discontinued Operations)		$ –	$ 0.02
Diluted Earnings Per Share	**18.9%**	**$ 2.71**	**$ 2.28**
Cash Dividends Per Share	**36.4%**	**$ 0.15**	**$ 0.11**

** Amounts have been adjusted to reflect the restatement discussed in Note 2 and the implementation of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.*

*** Sales figures are from continuing operations and exclude sales from Contractor Yard locations, which were sold in 2003.*

**** Basis points*


Sales Growth
Earnings Growth
IN MILLIONS OF DOLLARS
2,200
94 95 96 97 98 99 00 01 02 03 04

Letter to Our Shareholders


LOWE'S

Robert A. Niblock

Chairman of the Board, President and Chief Executive Officer

2004 was another great year for Lowe's. Excellent customer service and store-level execution led to $36.5 billion in sales and $2.2 billion in net earnings. Those sales were driven by the addition of 140 new Lowe's stores in great markets around the U.S. as well as strong 6.6 percent comparable store sales growth. Our comparable store sales results in 2004, on top of comp growth of 6.7 percent in 2003 and 5.8 percent in 2002, are a clear indication that our operational, merchandising, marketing and distribution initiatives are working to drive sales. We experienced widespread strength in 2004, with all 18 product categories and all 21 regions delivering positive comparable store sales growth during the year. Our goal in 2005 is to ensure we build on that momentum and deliver another year of broad-based sales strength.

We could not have delivered such great results without the hard work, commitment and focus of our over 160,000 employees. Thanks to them, Lowe's reached many milestones in 2004. We opened our 1,000th store and we replaced our last small store – a 33,000-square-foot store in Kentucky – with a new 116,000-square-foot store. We opened our first stores in Minnesota, Wisconsin and Maine, and ended the year with stores in 48 states. We opened our tenth Regional Distribution Center in Poinciana, Florida, in the third quarter, and we opened our eleventh in Plainfield, Connecticut, in early 2005.

We continued to experience great success with our Big 3 sales initiatives: Installed Sales, Special Order Sales, and our focus on Commercial Business Customers.

First, our Installed Sales business continues its rapid growth. Although we have installed products like kitchen cabinets, flooring, doors and windows for years, we completed the rollout of our new installed sales model in the fourth quarter. That model, some two years in development and an additional year in implementation, separates the sales function from the administrative process required to complete an installation. With the new model in place, we now have an improved process and a better infrastructure that we can leverage as we grow. Customers who have experienced the new model seem to agree that we have improved our installed sales process, with over 90 percent saying they would use Lowe's for a future installation. We will continue to introduce additional installation options in our stores, as we're currently testing deck installations, water filtration systems, landscape lighting and more. In 2005, we'll advertise and prominently feature our installation services nationally for the first time. With our new model fully rolled out, we can confidently market the program nationwide and know that customers will receive a better experience with our installation process than ever before. We expect this business to continue to grow at a faster rate than our overall sales, as our ability to provide customers an easy and convenient installation option only grows stronger.

In Special Order Sales (SOS), technological advancements and distribution enhancements were the key drivers of improvements in our offering in 2004. A major advancement in 2004 was the rollout of SOS Express for our Fashion Plumbing department. We used our proven m2o software as the backbone of a new system that integrates a warehouse and distribution component into our special order offering. We've given our sales associates visibility into inventory levels in our special order distribution center, allowing them to give customers firm expectations for delivery. Additionally, the warehousing and distribution components of SOS Express have significantly reduced lead times, allowing delivery in as little as 24 hours. Based on the success of this platform, we are evaluating other categories for a similar program in the future.

Another successful SOS project in 2004 was the implementation of an automated notification system in two regions to inform customers their SOS order is available for pickup. We estimate that this system will save each store approximately 40 hours per week versus the old manual system. Those hours will be redeployed into customer-facing and sales activities to ensure we continue to provide exceptional service. In 2005, we'll implement this process in our remaining regions.

Technology is the future for SOS. We'll continue to make enhancements that increase selection, simplify the ordering process, drive efficiency and speed delivery to our customers.

The last Big 3 initiative is our focus on the Commercial Business Customer (CBC). Our relationship with these customers continues to strengthen, with Lowe's becoming ever more convenient as our store base expands. The strengthening of this relationship is evidenced by our solid CBC performance in 2004. Our Commercial Business Customers generated comparable store sales over twice the company average, and we had double-digit comp sales in 15 of 18 merchandising categories. We are encouraged by the fact that our business with this customer segment is growing across the store, not just in lumber and building materials. Increased convenience combined with great products, competitive prices and great customer service is at the heart of our success with these customers.

An integral part of our ability to drive strong comparable store sales year after year is our commitment to invest in our existing stores. In 2004, we spent over $500 million on our existing store infrastructure, performing everything from routine maintenance to major remerchandising projects. Our goal is to ensure that customers shopping a 10-year-old store experience the same compelling and inspirational displays and merchandise as those shopping our newest store. To help us achieve that goal we remerchandised 132 stores in 2004, updating their merchandising sets and improving product adjacencies. The areas of focus were Cabinets & Countertops, Appliances, Flooring and Millwork, as well as other areas as needed to bring these older prototype stores up to our newest standards. One example of a major reset conducted in 2004 was in Tool World, where we updated our stores by re-racking and remerchandising our tool department to make it easier and more inviting for customers to shop.

We will continue to invest in our existing store base in 2005. Our investment plans include over $700 million for existing stores, including major remerchandising projects in 180 older stores. As always, we'll enhance our merchandising sets and continue to ensure a consistent shopping environment for customers from coast to coast.

In the second half of 2004, we began a major distribution initiative we are calling Rapid Response Replenishment, or R3. This initiative is designed to better leverage the approximately one billion dollar multiyear investment we've made in distribution by handling more stock keeping units through our distribution centers, holding more inventory safety stock in the distribution centers, ready to ship to the stores that need it, and increasing the frequency of shipments to our stores. This will lead to a reduction in inventory in individual stores. When fully implemented, we will be better able to fulfill store-level demand and reduce the lead-time variability of products going to our stores. The end result will be better in-stock positions and a lower overall inventory investment. To ensure our ability to meet customer demand as we implement R3, however, we took a conservative approach to changing how we flow inventory, first building inventory in our distribution system to be followed by lowering safety stock in our stores. We are confident that when this new initiative is fully deployed in the second half of 2005, we will reap the expected benefits.

While we accomplished a lot in 2004, the year was not without its challenges. Our stores and communities in Florida and the Gulf Coast experienced one of the most intense hurricane seasons on record, with four large storms making landfall. The commitment of store employees in the affected areas, as well as facilities, logistics and distribution personnel, allowed our stores to open quickly after those storms passed. In many cases we were open the next day, helping the communities we serve.

As a backdrop to the continued success of our many internal initiatives to drive sales and improve productivity, the macroeconomic environment remains strong and gives us confidence in our business for the current fiscal year. According to the Blue Chip economic indicators, the employment picture is brightening, with current estimates suggesting the U.S. economy will add over two million jobs this year. Incomes are growing, with real disposable income expected to increase by approximately three percent. In addition, supported by strong demand and an expectation that mortgage rates will remain at historically low levels, the National Association of Realtors® expects 2005 to be the second-best year on record for housing – on top of three record years in a row. Add to that the fact that demographic and societal trends remain supportive to home improvement, and it's clear why we're optimistic about our prospects for 2005 and beyond.

On January 28, 2005, Bob Tillman retired as Chairman and CEO after 42 years with the company. I'm privileged to represent the hundreds of thousands of current and former Lowe's employees who benefited from his vision and leadership in thanking Bob for his years of dedicated service to Lowe's. I'm proud and honored to assume the additional roles of Chairman and CEO, and I look to continue to enhance and cultivate the exceptional company Bob helped build. I'm confident that with the support of over 160,000 employees, each committed to our culture of customer service, the future for Lowe's is as bright as ever.



Robert A. Niblock
Chairman of the Board, President and Chief Executive Officer
April 15, 2005 Mooresville, NC




Bob Tillman


LOWE'S POWER OF PRIDE
BOB TILLMAN
CUSTOMER SERVICE ASSOCIATE
Employee Owner Since 1962

When Bob Tillman joined Lowe's in 1962, John F. Kennedy was President, Johnny Carson was just beginning his rise as king of late-night, and Lowe's was a chain of 18 stores in five states.

Back then, Lowe's was more of a lumber yard than a home improvement warehouse, focused on new home builders, rather than retail. In fact, the average Lowe's only had approximately 10,000 square feet of retail selling space, and more than 80 percent of our sales were lumber and building materials.

While Lowe's had enjoyed a successful first four decades, by the mid '80s our customers and competitors were changing and the company needed to transform to meet the challenges of the '90s and the 21st century. In 1989, under the leadership of Bob Tillman, the management team articulated a new vision for Lowe's that was based on thousands of hours of customer research. This customer-focused vision was a guide for our growth. In the years that followed, the dedication of thousands of Lowe's employees enabled the company to transform itself from a regional chain of small stores to a national chain with an average store size of 114,000 selling square feet. Bob often described this difficult transition as changing all four tires on a car while it was going 60 miles per hour. Bob Tillman was the architect of that transformation and a visionary who saw what Lowe's could and should become.

In 1996, when Bob became President and CEO, Lowe's ended the year with 402 stores, 53,000 employees and sales of $8.6 billion. We ended fiscal 2004 with 1,087 stores in 48 states, over 160,000 employees and $36.5 billion in sales. During that period of time, Lowe's stock price increased 578 percent.

Bob retired on January 28, 2005, after 42 years with the company and as Lowe's longest tenured employee. We thank him for his dedication, leadership and vision which have enriched customers, employees and shareholders alike. His guidance helped Lowe's become a leader in home improvement and more than most ever thought it could be.


LOWE'S


LOWE'S


LOWE'S HOME IMPROVEMENT CENTER


LOWE'S



LOWE'S HDW. OF RICHMOND
1962 CATALOG

4500 WEST BROAD STREET
TELEPHONE: Elgin 8-6753
RICHMOND, VIRGINIA
MR. DWIGHT PARDUE, Manager

WE'RE ROLLING OUT THE RED CARPET FOR YOU

LOWE'S
RED CARPET POLICY
Our policy is to treat our customers royally, with the finest merchandise at the lowest possible price. We have easy credit terms on appliances and other items. If you aren't happy with a purchase from Lowe's, bring it back for a cash refund. Buy and save with confidence.
NO HIGH PRESSURE — JUST HIGH VALUE!

LOWE'S Million Dollar Manufacturers (Partial List)
- ☆ Alcoa
- ☆ Admiral
- ☆ Bethlehem Steel
- ☆ Borg-Warner
- ☆ Croft
- ☆ Curtis Company
- ☆ Fairbanks-Morse
- ☆ Flintkote
- ☆ General Electric
- ☆ Goodyear
- ☆ Heil-Quaker
- ☆ Hotpoint
- ☆ Lockwood
- ☆ Long Bell Lumber
- ☆ National Gypsum
- ☆ Philco
- ☆ Philip Carey
- ☆ Sunbeam
- ☆ Westinghouse

Twenty-Seven Other Lowe's Stores In VIRGINIA — WEST VIRGINIA NORTH CAROLINA — TENNESSEE AND MARYLAND

LOWE'S
COMPANIES, INC.





1962
Bob Tillman joins Lowe's as office manager trainee

1969
Bob Tillman is promoted to Store Manager of Lowe's in Wilmington, NC

1973
Bob Tillman becomes Regional Marketing Manager

1974
Bob Tillman returns to store operations as Store Manager of Lowe's in Wilmington, NC

1985
Bob Tillman is promoted to Regional Vice President – Store Operations

1989
Bob Tillman becomes Senior Vice President – Merchandising

1991
Bob Tillman is promoted to Executive Vice President – Merchandising

1994
Bob Tillman becomes Chief Operating Officer and is named to Lowe's Board of Directors

1996
Bob Tillman is named President and CEO

1998
Bob Tillman is elected Chairman of the Board

January 28, 2005
Bob Tillman retires as Chairman and CEO


KICHLER

Opportunity to Grow.

The Lowe's story is one of constant improvement, long-term **strategic growth** and exceptional customer service. With the clear goal of Improving Home Improvement® for our customers, Lowe's is continuing to define **new opportunities** for growth as we strive to be our customers' first choice for home improvement.

With each passing decade, the American consumer's attention to and focus on the home has increased significantly. People are choosing to spend more of their free time at home enjoying the company of family and friends. For nearly all families, home ownership represents the largest investment of their lives, and investments in their homes are true reflections of their lifestyles, priorities and dreams.

At every stage of our growth, we have focused on the critical importance of building a customer-obsessed organization by making long-term investments in our business and employees. Those investments enable us to offer a growing number of customers expanded product selections and complete home improvement solutions.

In 2004, we had positive performance in all our product categories and across all regions. In our highly fragmented marketplace, where Lowe's and its largest competitor hold approximately 20 percent share of U.S. sales, our opportunity for growth remains robust. We are expanding at the rate of more than one new store every three days, using our 116,000-square-foot (116K) store in the nation's larger markets and our newer 94,000-square-foot (94K) store in the nation's smaller, single-store markets.

U.S. demographic trends also help drive our business. These trends include record home ownership levels, a growing population of 20-somethings who are buying first homes earlier than their parents before them, as well as a baby boomer population entering their peak second-home buying years. In addition, America's growing diversity and increasing minority and immigrant populations are helping stimulate housing demand. In fact, the minority population is projected to contribute at least two-thirds of household growth over the coming decades as they strive for the American dream of home ownership.

With the outlook for a generally stronger economy in 2005, consumers will have more dollars in their pockets, and Lowe's is going to have the products and services to meet their needs. While the macro-environment remains supportive, our growth opportunity stems from strategic internal initiatives at every level of our business. Our approach to product line design includes offerings across the price continuum, ensuring our customers find compelling products that inspire projects and make completing them easy. Investments in our world-class distribution network, which improve inventory visibility and efficiency, will help us stock each store with the market-specific products our customers want, maximizing sales and leveraging our inventory investment. Our commitment to new technology, on our stores' sales floor and in the back office, makes the shopping process easier for our customers and drives operational efficiencies throughout our organization.

But most of all, our growth is driven by our strong culture of customer service and desire to earn loyal Lowe's customers for life. It's not just about meeting our customers' needs. It's about going beyond the call of duty to help customers realize the dreams they have for their homes.



Seize the Opportunity
Our customers want to express their individual style, invest in their everyday lives and create a comfortable environment for family and friends. With our two successful store prototypes, Lowe's is rapidly growing to meet our customers' needs where they live, whether that is 30 stories up or 30 miles from Main Street.



Opportunity

inspired by Customers.

What do **our customers** see?

A spare room that will make the perfect nursery. A back deck filled with friends and family on warm summer nights. A garage workshop with the right tools, right where you can find them. At Lowe's, **we see it too.**

Sharing a vision with our customers means more than having products that will get the job done. It's about knowing home is where life happens, and while each customer is unique, we all share an appreciation for our home and take pride in how it reflects our individuality. It's about offering a shopping experience complete with the best merchandise selection, everyday low prices, available installation services, and knowledgeable employees who can help you get the job done right.

As we continue our nationwide expansion, we know our customers prefer a well-organized shopping environment, so we continuously invest in our stores, improving store signage and layouts, and ensuring they are bright and clean. Our Commercial Business Customers tell us their time is money, so we have dedicated sales associates to help them find what they need quickly. And all customers tell us they want choices, and that price and quality are not trade-offs, so we offer respected brands and quality products at price points to appeal to every budget. Our customers want a home improvement partner they can rely on at every stage of a project, so we launched a new installed sales model to make home improvement projects easier from start to finish.

Our customers' desire for choice continues to drive our investment in Special Order Sales (SOS), which experienced significant growth in 2004 and shows no signs of slowing down. We know our customers want to enhance their homes with products reflecting their individual style, so we offer hundreds of thousands of products through special order that can be selected and ordered directly from every Lowe's store. In 2005, we will continue to launch enhancements to our SOS capabilities that increase selection, make the ordering process easier, drive efficiencies, and speed delivery to our customers.

Customers of all skill levels and all budgets are welcome at Lowe's. We are proud to serve home improvement novices, confident do-it-yourselfers, and Commercial Business Customers who shop Lowe's for their project needs. For the project novice, we offer in-store how-to workshops on a weekly basis. Confident home owners can effortlessly shop our stores for the same high-quality supplies used by professionals. And we know our Commercial Business Customers have unique needs. To serve them, each Lowe's store has professional-grade products, job-lot quantities and a commercial services desk staffed with knowledgeable employees. We also offer phone and fax-ahead ordering to help our Commercial Business Customers get what they need quickly at prices they expect from their partner in home improvement.


Tool World

Seize the Opportunity
In 2004, we continued our track record of investing in our existing store base, ensuring that each store meets our current merchandising standards and remains as shoppable as our newest location. We completed the reset of Tool World in the majority of our stores, with the remaining stores to follow in early 2005. The new Tool World is easier to shop, with better product displays and improved adjacencies. Customer feedback has been overwhelmingly positive, and sales of tools in reset stores are exceeding prior levels.


MAIN ST

Opportunity in New Markets.

With the right distribution **strategy** and great store layouts, Lowe's has the infrastructure to facilitate our continued **rapid expansion.** With two distinct store formats and a pipeline full of future store sites, Lowe's can profitably meet our customers' needs from **large metro** markets to **small markets** across the nation.

In 2004, customers in Minneapolis, Milwaukee, Brooklyn and Brunswick, Maine, welcomed Lowe's to their communities for the first time. In total, we opened 140 new stores in 2004, and we are confident there remains a considerable opportunity for Lowe's to continue to add profitable stores across the U.S. We ended 2004 with 28 percent of our stores in the nation's top 25 markets and approximately 54 percent in the top 100. Since these larger metro markets hold over 65 percent of our target market potential, we will continue to add stores in those currently underserved areas. In fact, at the end of 2004 we had nearly 400 future store locations approved by our real estate committee. Of those approved locations, over 35 percent are in the nation's top 25 markets, and 65 percent are in the top 100 markets. We will utilize our 116K prototype store to drive our increasing presence in America's top 100 metro markets in 2005.



Lowe's Stores

- ★ Regional Distribution Centers
- ● Existing Stores
- ○ New Stores in 2004

AK - 4	CO - 14	HI - 3	KS - 9	ME - 2	MT - 3	NM - 7	OR - 9	TN - 43	WI - 1
AL - 29	CT - 6	IA - 9	KY - 27	MI - 37	NC - 78	NV - 11	PA - 47	TX - 95	WV - 15
AR - 13	DE - 5	ID - 5	LA - 20	MN - 1	ND - 2	NY - 29	RI - 3	UT - 9	WY - 1
AZ - 15	FL - 70	IL - 24	MA - 13	MO - 24	NE - 3	OH - 67	SC - 35	VA - 46	1,087 STORES
CA - 61	GA - 49	IN - 38	MD - 21	MS - 15	NJ - 23	OK - 21	SD - 1	WA - 24	

We will balance our expansion into metro markets with the opportunities presented by smaller markets, addressable with our 94K prototype store. Our 94K store has a lower average investment and a lower operating expense structure than our 116K format, helping these stores generate an appropriate return despite lower sales volumes. We're confident there are hundreds of smaller, single-store markets Lowe's is uniquely positioned to enter, thanks in large part to our world-class centralized distribution infrastructure.

Lowe's embraced a centralized distribution strategy even before beginning our national expansion. Our regional distribution centers (RDC) are designed to serve our current stores and future expansion and meet the needs of each store's unique customer base. Each RDC is approximately *one million square feet, about the size of 28* football fields. These state-of-the-art facilities create hundreds of jobs and are capable of serving 120 to 140 Lowe's stores. In 2004, we opened a new RDC in Poinciana, Florida, and opened our 11th RDC in Plainfield, Connecticut, in early 2005. These facilities will help support our growth in these two important and fast-growing regions of the country.

In 2004, we continued to invest in our distribution infrastructure through our Rapid Response Replenishment, or R3, initiative, to better leverage this infrastructure. R3 is a long-term business process improvement initiative that will improve in-stock levels in our stores, reduce the amount of safety stock required at the store level, minimize price markdowns by ensuring we have the right product quantities going to each store, and enhance our vision for profitable expansion throughout our nation's smaller markets.



Seize the Opportunity

Our centralized distribution network is helping define the future for Lowe's. Today, our R3 initiative is proceeding well during the implementation phase. By the end of fiscal 2005, we expect to increase frequency and reduce lead-time variability of our store product deliveries and improve in-stock levels, ultimately helping us control costs and continue to leverage our inventory investment as we grow.


48 LOWES

Opportunity
through Enhanced Services.

Lowe's is Improving Home Improvement with a culture built on delivering superior customer service. Core to our culture is providing services that meet our customers' needs, enhance their lives and exceed their expectations.

We know that many of our customers are not do-it-yourself experts and desire a home improvement partner they can trust at all stages of a project. Lowe's is a one-stop home improvement destination, from project research to the final installation, for over 40 categories including flooring, lighting, kitchen cabinets & countertops and millwork. Lowe's has offered installation services for many years, but that offering was enhanced in 2004 when we completed the successful rollout of our new installed sales model in each of our stores. The new model separates the product selling function from the installation project management, allowing our employees to concentrate on working with customers in the store, while an installed sales specialist becomes a customer's dedicated point of contact during all phases of the installation.

We will expand our service offerings into new installation categories that are currently being tested. In addition, enhancements in technology behind our installed sales process will help ensure an easier and more integrated experience from the initial visit to the completed installation. Our sales specialists and installed sales teams will also have new contact management tools to ensure we follow up with interested customers and improve our ability to monitor installer performance. This allows us to confirm that we are partnering with installation professionals who share our commitment to customer service.

In 2004, we continued to grow services that connect with customers in their homes, further developing relationships and enhancing the value we deliver to the growing number of home improvement shoppers. Our affinity groups, Team Lowe's Racing Fan Club, Lowe's Garden Club, Woodworkers Club and *Creative Ideas*® magazine, continue to grow in popularity. These groups provide Lowe's with a great opportunity to develop closer relationships with our customers and provide services and information that match their preferences and expectations. In addition, our shopping and educational website, Lowes.com, features a library of over 1,500 home improvement how-to guides, shopping lists, articles, home safety tips and preventative maintenance ideas.

Throughout 2005, we will continue to enhance our services and deepen our customer relationships. We are testing new design tools in our stores that help customers get started on large home improvement projects, such as installing a new kitchen. Customers can use a computer kiosk with an easy touch-screen to walk them through the various steps of choosing product dimensions, design, color and coordinating products. We are also adding design tools in the lumber department to help customers with projects including pole barns and storage buildings.



Seize the Opportunity
Through our ever-expanding installation options and services, we have extended our ability to serve our customers' needs with the attention and professionalism they expect from Lowe's. We're receiving positive feedback from our customers, with 92 percent indicating that they would use Lowe's again for a future installation. Success like this led to a total installed sales increase of nearly 27 percent in 2004.



Opportunity to offer More.


KOBALT


JENN-AIR

Product innovation is a key part of Lowe's **merchandising strategy**. It's one of the ways we differentiate ourselves from our competition, and it makes our customers excited to shop at Lowe's because they know we have an inspirational product selection, the latest product advancements at **everyday low prices**, in every category and for every budget.

At Lowe's, we make home improvement shopping easy. We know many of our customers, especially those new to home improvement, appreciate the assistance of our store employees and look to us for expert advice on how to evaluate products and learn about their home improvement options. The name-brand products we carry and advice we provide instill confidence, and our customers feel comfortable shopping in our wide aisles and well-lit stores. And our everyday low prices keep them coming back to Lowe's time after time.

We added great new products and merchandising sets during 2004 that continued to enhance our offering to our customers. Just a few examples include our addition of Schuler™ premium cabinets and exclusive Zodiaq® engineered stone countertops by DuPont™ which played a large role in our success in cabinets & countertops this year. The additions of Bosch, a brand known for its high-quality and stylish washers, dryers, and dishwashers, and Fisher & Paykel in our major appliances line are evidence of our continuous effort



Electrolux WERNER KICHLER PORTFOLIO Pella American Tradition Valspar

TROY-BILT TOP CHOICE LUMBER PRODUCTS HITACHI Harbor Breeze garden treasures Georgia-Pacific

to enhance our appliance offering with more innovative features and a wide variety of well-known brands for our customers. Our exclusive arrangement with Therma-Tru® doors, the most recognized name and preferred brand in entry doors, is an indication of our commitment to add the quality brands that customers demand. Portfolio and Harbor Breeze, two Lowe's-owned brands, both had an excellent year in 2004 as a result of great product design, great value, and improved packaging.

We will continue to add superior brands with features that make our customers' lives easier. A small sample of what is to come in 2005 includes Whirlpool's® side-by-side refrigerator featuring water filtration by PUR,® a Lowe's exclusive, to provide bottle-quality water straight from the refrigerator door. We will feature innovative fire-safety products from Kidde, including room-specific fire extinguishers, specially formulated to treat grease fires in kitchens, mattress fires in bedrooms, electrical fires in offices and chemical fires in garages. Electrolux is introducing vacuums with new air-filtration technology that simultaneously cleans your floor and the air in your home.

While well-known national brands are core to our product offering, in some product categories brand is less important and purchase decisions are often based on style, quality and other characteristics including price. Through Lowe's Global Sourcing, we can take advantage of significant cost savings in product acquisition by strategically sourcing products for our stores. These products offer our customers high quality, innovative designs and great value.



Seize the Opportunity
A major enhancement to our special order offering in 2004 was the rollout of SOS Express for our fashion plumbing department. The new system empowers our employees with greater visibility of available inventory thanks to our dedicated SOS Express distribution center, allowing them to give customers immediate product availability information, firm expectations for delivery and faster fulfillment.


MELISSA
LOWE'S
Customer Service
Flowering
Shrubs
SCOTT
LOWE'S
Customer Service

Opportunity to Serve.

We are proud of our employees for their hard work and for making **customer service** a focus in each of our stores. We are also thankful for their continued generosity in their gifts of time and financial support to enhance the **communities** where we do business and help those in need.

Our focus on investing in the future of our business goes beyond our stores or the products on our shelves. At Lowe's, we know that our greatest asset is our people, and we're making investments in them as well. We added a Human Resources Manager in each of our stores to improve store staffing, enhance training and help communicate the long-term career opportunities we offer employees. We believe that our new training initiatives provide every employee with opportunity for advancement and to learn skills that help them do their job better, which in turn improves our customer service and the shopping experience for our customers.

In addition, Lowe's, its employees, vendor partners and customers joined forces to raise more than $22 million to contribute to important community projects and relief efforts. As national partners with the American Red Cross, Lowe's and our customers donated more than $1.5 million in cash to aid victims of the four hurricanes that devastated the southeastern United States in 2004. Lowe's employees from unaffected stores traveled to impacted areas and worked day and night ensuring our stores were staffed to help customers. Employees also worked closely with emergency officials throughout the disaster to help prepare and rebuild storm torn areas. In addition, the Lowe's Employee Relief Fund distributed nearly $900,000 in emergency aid to employees whose homes were damaged.

Lowe's is proud to be a national partner of Habitat for Humanity International (Habitat), an organization that helps provide housing for families around the globe. In late 2004, Lowe's worked with Habitat on its largest operation to date, to provide relief to the thousands left devastated by the Dec. 26, 2004, Indian Ocean Tsunami. More than 1,000 stores became cash donation sites, and including a Lowe's matching contribution of $1 million, employees and customers donated over $2 million, enough to build more than 1,200 homes in affected areas.

Here in the United States, Lowe's Charitable and Educational Foundation awarded more than $3 million to nonprofit organizations for education and community improvement projects across the country.

Our efforts to keep families safe in their homes continued in 2004, as we joined with our vendor partners to raise $12 million for The Home Safety Council, a nonprofit organization dedicated to helping prevent injuries at home. Through the Lowe's Heroes program, an employee volunteer initiative, Lowe's employees helped The Home Safety Council reach thousands of homes with safety products and information.

Lowe's is also committed to helping protect our environment and uses its leading retail position to help educate customers about how the small choices they make at home can have a big impact. Lowe's is proud to have received the highest honor given by the U.S. Environmental Protection Agency and Department of Energy for a third consecutive year when we were named the ENERGY STAR® Retail Partner of the Year in 2005. With nearly eight million ENERGY STAR qualified products sold at Lowe's in 2004, customers will save nearly $95 million on energy bills per year and reduce pollution equivalent to removing more than 100,000 cars from the road.



Seize the Opportunity
With a $2 million commitment in 2004, Lowe's became the national underwriter of Habitat's Women Build program, which encourages women to learn construction in a supportive environment while helping families in need build better futures for their children. Lowe's involvement with Women Build is a reflection of our commitment to address the nationwide issue of substandard housing. We will continue to support Habitat and the Women Build program in 2005 with an additional $2 million and the helping hands of our employees.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and capital resources during the three-year period ended January 28, 2005 (our fiscal years 2004, 2003 and 2002). Each of the fiscal years presented contains 52 weeks of sales and expenses. This discussion should be read in conjunction with the consolidated financial statements and notes to the consolidated financial statements included in this annual report.

During the fourth quarter of fiscal 2003, we sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow us to continue to focus on our retail and commercial business. In accordance with Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we have reported the results of operations of the Contractor Yards in discontinued operations for fiscal years 2003 and 2002.

Restatement of financial statements

As a result of our system of internal controls over financial reporting, which includes monitoring of emerging accounting issues and the review of peer filings, prior to fiscal 2004 year end, we initiated a review of our accounting policies and practices surrounding leases. As a result of this review, we determined that our treatment of certain lease-related activities did not conform to accounting principles generally accepted in the United States of America. Subsequent to this review, we concluded, in consultation with our independent registered public accounting firm, Deloitte & Touche LLP, and following discussions with the audit committee of the board of directors, to restate our prior period financial statements to correct errors resulting from our accounting for leases.

In the restatement, we accelerated depreciation expense for lease assets and leasehold improvements to limit the depreciable lives of those assets to the lease term, as determined in accordance with SFAS No. 13, "Accounting for Leases," which we define to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. We also revised our calculation of rent expense (and the related deferred rent liability) for ground leases by including in our straight-line rent expense calculations any free-rent occupancy periods allowed under certain ground leases while our store is being constructed on the leased property. In the restatement, we also adjusted our prior period financial statements to correct immaterial accounting errors previously identified during the audits of those financial statements. Our Forms 10-Q for fiscal 2005 will reflect the restated information for the corresponding quarters in fiscal 2004.

See Note 2 to the consolidated financial statements for further discussion of the effects of these changes on our consolidated financial statements. Unless otherwise expressly stated, all financial information in this annual report is presented inclusive of these revisions.

Executive overview

Fiscal 2004 represented another year of growth for Lowe's. We ended the year with 1,087 stores in 48 states, with plans to reach all 50 states in the coming years. We serve approximately 11 million customers per week at our stores. Our vision is to be our customers' first choice for home improvement in each and every market we serve. To achieve this vision, we continue to focus on excellent customer service, Everyday Low Prices (EDLP), and innovative operational and merchandising strategies. We are also striving to expand our share of the home improvement market.

The home improvement market is large, fragmented and growing, due in part to certain socioeconomic trends. The increase in the median income of the "baby boomer" generation, along with their record levels of second-home ownership and desire for professional installation services, is a source of the expected growth. Individuals are also purchasing their first homes at a younger age. In addition, the number of households with incomes greater than $120,000 has increased 73% since 1995. These households spend more than twice the national average on home improvement. Another source of growth in the home improvement market is the growing home improvement expenditures by minorities and immigrant populations. Minorities are projected to contribute at least two-thirds of household growth in coming decades.

We believe there are still significant opportunities for us to grow within this increasing home improvement market. Large metropolitan markets offer a source of opportunity for our expansion. In fiscal 2004, only 54% of our stores were in the top 100 metropolitan markets. These 100 markets comprise over 65% of the home improvement market. Capitalizing on that opportunity, we opened stores in the New York City, Chicago, Minneapolis and Milwaukee markets in fiscal 2004. We opened a total of 67 stores in the top 100 markets during 2004. In addition, expansion opportunities exist in many smaller markets utilizing our 94,000-square-foot (94K) store prototype. These are stores that offer the same look and feel of our larger 116,000-square-foot (116K) store prototype, with consolidated service in certain departments and fewer SKUs. These stores have a lower average investment and operating expense structure, which allows us to profitably serve these smaller markets.

We expect to open 150 stores in fiscal 2005, increasing total square footage by 13-14%. We estimate approximately 80% will be the larger store prototype to serve larger markets and 20% will be 94K stores to serve smaller markets. Approximately 57% will be in the top 100 metropolitan markets across the country.

Initiatives Driving Performance There are several key initiatives that we continue to implement to drive the growth of our business and our results of operations. These initiatives have been put into operation to capitalize on the growth of the home improvement industry and identified socioeconomic trends. These initiatives are primarily related to infrastructure, specialty sales, and merchandising and marketing.

Infrastructure
To support our expansion plans, we must have an appropriate infrastructure. As a result, we have invested heavily in capital projects, including new and existing stores, information technology and our distribution network. We have devoted resources to technology to improve efficiency and enhance customers' shopping experiences. We have also invested in our operational structure to ensure that it adequately supports our employees so that they can effectively serve our customers.

We continue to invest in our distribution network, as we opened our tenth regional distribution center (RDC) in Florida during 2004, with another opening in Connecticut in February 2005. We also own and operate 10 flatbed distribution centers for warehousing and distributing long-length products. We have identified ways to reduce lead-time variability of shipments through our RDC network and drive better in-stock levels in our stores through our Rapid Response Replenishment (R3) initiative. We are increasing the shipments of product through our RDC network and increasing the frequency of RDC deliveries to our stores. As a part of the R3 initiative, we will be able to move safety stock out of our stores and into our RDC network. By increasing the number of shipments to each store from our RDCs and reducing vendor-direct deliveries, we will be able to quickly and efficiently flow product to stores in the quantities necessary to support sales demand. To maintain our service levels, we have taken a conservative approach in implementing these changes by adding inventory to our distribution network without lowering inventory levels in our stores. As a result, inventory growth outpaced sales growth in fiscal 2004. As we start reducing safety stock in our stores, we will begin to realize the benefits of the R3 initiative in the form of inventory leverage and inventory turn improvements in the latter half of 2005.

Specialty Sales
Our specialty sales initiatives include three major categories: Installed Sales, Special Order Sales (SOS) and Commercial Business Customer sales. We believe that these categories provide a significant opportunity for sales, gross margin and average ticket growth.

Installed Sales – Demand for "do-it-for-me" services has been driven heavily by the economically affluent "baby boomer" population. As a result, we have developed an installed sales model to ensure we can capitalize on this growing sector of the home improvement market. Each store is staffed with an installed sales manager responsible for selecting the installer, monitoring quality and ensuring customer satisfaction. Total installed sales increased approximately 27% in 2004.

SOS – Our SOS initiatives also continue to perform well, with total SOS sales increasing approximately 27% in 2004. We currently offer hundreds of thousands of products via special order. In fiscal 2004, we continued to roll out an electronic sales tool that automates the configuration, ordering, fulfillment and replenishment for special orders. This tool is an example of how our investment in technology has improved the product selection process, order entry and lead times, making a special order even more customer-friendly than in the past.

Commercial Business Customer – We are continuing to focus our efforts on the Commercial Business Customer. With our ongoing national expansion making store locations more convenient, our logistics systems ensuring we have the appropriate inventory levels to ensure we have job lot quantities in stock and our EDLP strategy, we experienced comparable store commercial sales increases of twice the company average in fiscal 2004.

Merchandising and Marketing
Our key merchandising opportunities relate to appropriate product line design, branding and the use of imports.

Product Line Design – We are focused on offering a rational mix of opening price points to premium products to balance the objectives of increased customer count and average ticket. Offering opening price point products offers value and increases transactions, while our "Up the Continuum" strategy drives higher average tickets and creates choices for our customers who may desire more unique products.

Brand Strategy and Use of Imports – We must also understand our customers' expectations around offering recognized and respected brands. Our branding strategy is designed to build the Lowe's brand quickly, efficiently and effectively by offering our customers the best-known and most-respected national brands. To maintain our EDLP strategy and offer the high-quality products that our customers demand, we have also increased product imports. Imports offer product and design exclusivity, including proprietary brands, and an opportunity for us to reduce inventory costs while maintaining control over product quality. In 2004, imports grew at almost twice the rate of our total sales increase. We expect imports to continue to grow over subsequent years.

Critical accounting policies and estimates

The following discussion and analysis of the financial condition and results of operations are based on the consolidated financial statements and notes to consolidated financial statements presented in this annual report that have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates that affect the reported amounts of assets, liabilities, sales and expenses, and related disclosures of contingent assets and liabilities. We base these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Our significant accounting polices are described in Note 1 to the consolidated financial statements. We believe that the following accounting policies affect the more significant estimates used in preparing the consolidated financial statements.

Merchandise Inventory We record an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on our current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. We do not believe that our merchandise inventories are subject to significant risk of obsolescence in the near-term, and we have the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. Using the methodology described herein, during

2004 we increased our discontinued inventory reserve by $16 million to $77 million as of January 28, 2005. We also record an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrinkage results from previous physical inventories. Changes in actual shrinkage results from completed physical inventories could result in revisions to previously estimated shrinkage expense. Using the methodology described herein, during 2004 we increased our inventory shrinkage reserve by $12 million to $94 million as of January 28, 2005. We believe that we have sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Vendor Funds We receive funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursements for third-party in-store service related costs, defective merchandise allowances and reimbursements for selling expenses and display costs. We use projected purchase volumes to determine earnings rates, validate those projections based on actual and historical purchase trends and apply those rates to actual purchase volumes to determine the amount of funds accrued and receivable from the vendor. Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes. Under Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor," cooperative advertising allowances and third-party in-store service funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the cooperative advertising and third-party in-store service funds that we receive do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, we treat funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognize these funds as a reduction of cost of sales when the inventory is sold. Historically, these funds were recorded as an offset to the related expense in selling, general and administrative (SG&A) expense. There is no impact to the timing of when the funds are received from vendors or the associated cash flows. This accounting change reduced diluted earnings per share by $0.16 in fiscal 2004. This accounting change did not have a material impact on the fiscal 2003 financial results, since substantially all of the cooperative advertising allowance and third-party in-store service fund agreements for fiscal 2003 were entered into prior to December 31, 2002.

Self-Insurance We are self-insured for certain losses relating to workers' compensation, automobile, property, general and product liability claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon our estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. These estimates are subject to changes in forecasted payroll, sales and vehicle units, as well as the frequency and severity of claims. Although we believe that we have the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. Using the methodology described herein, we recorded self-insurance charges of $279 million during fiscal 2004. The self-insurance liability was $432 million and $327 million at January 28, 2005 and January 30, 2004, respectively. A 10% difference in our self-insurance liability would have affected net earnings by approximately $27 million for the fiscal year ended January 28, 2005.

Long-Lived Assets Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. We periodically review the carrying value of long-lived assets for potential impairment. When we commit to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, we evaluate the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the asset is greater than the expected undiscounted future cash flows and the fair value of the asset is less than the carrying value, a provision is made for the impairment of the asset based on the excess of carrying value over fair value. Our impairment loss calculations require us to apply judgment in estimating asset fair values and future cash flows, including estimated sales and earnings growth rates and assumptions about market performance. Using the impairment review methodology described herein, we recorded long-lived asset impairment charges of $31 million during fiscal 2004. If actual results are not consistent with the assumptions and judgments used in estimating future cash flows and asset fair values, we could be exposed to additional impairment losses.

Leases We evaluate the terms of our lease agreements to determine the appropriate accounting treatment of each lease in accordance with accounting principles generally accepted in the United States of America. Our lease terms commence on the date when all conditions precedent to our obligation to pay rent are satisfied and include the non-cancelable lease terms and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. This definition of lease term is used in our capital versus operating lease classifications, our calculations of straight-line rent expense and in the estimated depreciable lives we use for lease assets and leasehold improvements.

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, we recognize rent expense on a straight-line basis over the lease term. Assets under capital leases and leasehold improvements are amortized in accordance with our normal depreciation policy for owned assets or, if shorter, the lease term, as determined above. During the term of a lease, if a substantial additional investment is made in a leased location, we also reevaluate our definition of lease term to determine whether our investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured. As such, the judgments we make related to our definition of lease term affect the amounts we recognize as rent expense and depreciation expense, as well as our determination of the classification of a lease as capital or operating.

Operations

The following table sets forth the percentage relationship to net sales of each line item of the consolidated statements of earnings, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements.

	2004	2003	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2003-2004	Basis Point Increase/ (Decrease) in Percentage of Net Sales from Prior Year 2003-2004
Net Sales	**100.00%**	**100.00%**	**18%**	**N/A**
Gross Margin	**33.73**	**31.15**	**28**	**258**
Expenses:				
Selling, General and Administrative	20.74	18.09	36	265
Store Opening Costs	0.34	0.42	(4)	(8)
Depreciation	2.47	2.52	16	(5)
Interest	0.48	0.58	(2)	(10)
Total Expenses	**24.03**	**21.61**	**32**	**242**
Pre-Tax Earnings	9.70	9.54	20	16
Income Tax Provision	3.73	3.61	22	12
Earnings from Continuing Operations	**5.97**	**5.93**	**19**	**4**
Earnings from Discontinued Operations, Net of Tax	0.00	0.05	(100)	(5)
Net Earnings	**5.97%**	**5.98%**	**18%**	**(1)**

	2003	2002	2002-2003	2002-2003
Net Sales	**100.00%**	**100.00%**	**18%**	**N/A**
Gross Margin	**31.15**	**30.44**	**21**	**71**
Expenses:				
Selling, General and Administrative	18.09	17.71	21	38
Store Opening Costs	0.42	0.49	(1)	(7)
Depreciation	2.52	2.46	21	6
Interest	0.58	0.70	(1)	(12)
Total Expenses	**21.61**	**21.36**	**19**	**25**
Pre-Tax Earnings	9.54	9.08	24	46
Income Tax Provision	3.61	3.42	25	19
Earnings from Continuing Operations	**5.93**	**5.66**	**24**	**27**
Earnings from Discontinued Operations, Net of Tax	0.05	0.05	25	0
Net Earnings	**5.98%**	**5.71%**	**24%**	**27**

Other Metrics	2004	2003	2002
Comparable Store Sales Increases [1]	6.6%	6.7%	5.8%
Average Ticket [2]	$ 63.43	$ 59.21	$ 56.80
Number of Stores (end of year)	1,087	952	828
Sales Floor Square Feet (in millions, end of year)	123.7	108.8	94.7
Average Store Size Square Feet (in thousands)	114	114	114
Return on Beginning Assets [3]	11.6%	11.6%	11.0%
Return on Beginning Shareholders' Equity [4]	21.3%	22.4%	22.6%

1 We define a comparable store as a store that has been open greater than 13 months.

2 We define average ticket as net sales divided by number of transactions.

3 Return on beginning assets is defined as net earnings divided by beginning total assets.

4 Return on beginning shareholders' equity is defined as net earnings divided by beginning shareholders' equity.

Fiscal 2004 Compared to Fiscal 2003 The increase in sales in 2004 is attributable to our ongoing store expansion and relocation program and comparable store sales increases. We added 140 stores in fiscal 2004, including our first stores in Minnesota, Wisconsin and Maine, with plans to add additional stores in these markets as well as large metropolitan markets in the coming years.

The comparable store sales increase of 6.6% in 2004 reflects improved sales in every merchandising category. The categories that performed above our average comparable store sales increase included millwork, rough plumbing, lumber, building materials, rough electrical, hardware, outdoor power equipment, seasonal living and cabinets & countertops. We experienced comparable store sales increases for every product category and all geographic regions due in part to the implementation of our merchandising and operations strategies previously discussed. Our specialty sales initiatives, which include Installed Sales, SOS and Commercial Business Customer sales, also contributed to the comparable store sales increase in the current year. We completed the rollout of the new installed sales model to all of our stores during fiscal 2004. With the opportunity to expand into new categories of installation, we believe installed sales will continue to provide an area of future sales growth. We also experienced positive results from our SOS initiatives, with total SOS sales increasing approximately 27% in 2004. Our Commercial Business Customer initiative also performed well in 2004, with comparable store sales increases of over twice the company average and double-digit comparable store sales increases in 15 of 18 merchandising categories. We are encouraged by the fact that our business with the Commercial Business Customer is growing across the store, not just in lumber and building materials. We also experienced inflation in lumber and building material prices during the year, which positively impacted comparable store sales by approximately 150 basis points.

Average ticket increased $4.22 or 7.1% from $59.21 in 2003 to $63.43 in 2004, due in part to the success of the "Up the Continuum" initiative as well as Lowe's credit programs.

The increase in gross margin as a percentage of sales was attributable primarily to the implementation of EITF 02-16. The implementation of EITF 02-16, which resulted in the reclassification of our vendor reimbursements for cooperative advertising and third-party in-store service costs from SG&A expense to a reduction of cost of sales when the associated inventory is sold, favorably impacted gross margin as a percentage of sales by 258 basis points for fiscal 2004. Excluding the impact of the implementation of EITF 02-16, gross margin as a percentage of sales was flat compared to 2003. This was due in part to unfavorable product mix shifts and increased distribution costs. The increased distribution costs were associated with the R3 initiative, which includes adding safety stock to our distribution centers, reconfiguring racking and implementing new productivity standards. This strategy caused a temporary increase in our distribution costs, but with longer-term positive implications for our in-stock position, inventory productivity and SG&A leverage. Increased fuel prices also contributed to the increase in distribution costs.

The increase in SG&A expenses as a percentage of sales from 2003 to 2004 is due primarily to the implementation of EITF 02-16, as previously discussed. This unfavorably impacted SG&A as a percentage of sales by 316 basis points for fiscal 2004. This was partially offset by leverage in gross advertising and salaries as a percentage of sales, as well as improvements in the performance of the credit portfolio held by GE.

Store opening costs, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are expensed as incurred and totaled $123 million in 2004 compared to $128 million in 2003. These costs are associated with the opening of 140 stores in 2004 (136 new and four relocated), as compared with the opening of 130 stores in 2003 (125 new and five relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. Store opening costs averaged approximately $0.9 million per store in 2004 versus approximately $1 million per store in 2003.

Depreciation leveraged five basis points as a percentage of sales in fiscal 2004. Approximately 97% of new stores opened in the last three years have been owned, which includes stores on leased land. Property, less accumulated depreciation, increased to $13.9 billion at January 28, 2005, compared to $11.8 billion at January 30, 2004. The increase in property resulted primarily from our store expansion program, increased distribution capacity and an additional $300 million investment in information technology. We opened our tenth RDC in fiscal 2004, as well as additional flatbed distribution centers.

Interest expense has decreased due to lower debt levels resulting from scheduled debt repayments. Interest expense relating to capital leases was $38 million for 2004 and $39 million for 2003. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Our effective income tax rates were 38.5% and 37.9% in 2004 and 2003, respectively. The higher rate in 2004 was primarily the result of expansion into states with higher state income tax rates, as well as permanent differences between book and tax income related to stock-based compensation expense.

Fiscal 2003 Compared to Fiscal 2002 The comparable store sales increase in 2003 of 6.7% primarily resulted from improved sales in every merchandising category due to operational and merchandising initiatives implemented in 2003. During fiscal 2003, we experienced our strongest sales increases in lumber, building materials, outdoor power equipment, major appliances, paint, flooring and home organization. In addition, millwork, hardware, walls & windows, nursery and cabinets & countertops performed at approximately the overall corporate average comparable store sales increase. We experienced comparable store increases for every product category and all geographic regions. We experienced slight inflation in lumber and building material prices during fiscal 2003, which positively impacted comparable store sales by approximately 50 basis points.

The gross margin increase as a percentage of sales from 2002 to 2003 was driven by the reduction of inventory acquisition costs. These lower inventory acquisition costs resulted in part from the product line review process, which takes costs out of the supply chain, as well as the use of our sourcing offices to import products when possible. From 2002 to 2003, the reduction of inventory shrinkage resulted in a 14 basis point increase in gross margin as a percentage of sales.

During 2003, SG&A expense increased 21% compared to the 18% increase in sales. The increase as a percentage of sales in SG&A in 2003 was primarily due to stock-based compensation expense recorded as a result of the adoption of the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003.

Store opening costs, which are expensed as incurred, were $128 million for 2003 compared to $129 million in 2002. These costs are associated with the opening of 130 stores in 2003 (125 new and five relocated) as compared to 123 stores in 2002 (112 new and 11 relocated). Because store opening costs are expensed as incurred, the expenses recognized may fluctuate based on the timing of store openings in future or prior periods. Store opening costs averaged approximately $1 million per store in 2003 and slightly more than $1 million per store in 2002.

Depreciation, reflecting continued expansion, increased 21% to $777 million in 2003. Property, less accumulated depreciation, increased to $11.8 billion at January 30, 2004, compared to $10.2 billion at January 31, 2003. The increase in property resulted primarily from the Company's store expansion program and increased distribution capacity.

Interest expense for 2003 decreased due to lower debt levels resulting from scheduled debt repayments. Interest expense relating to capital leases was $39 million for 2003 and $40 million for 2002. For further discussion, see Financial Condition, Liquidity and Capital Resources.

Our effective income tax rates were 37.9% and 37.6% in 2003 and 2002, respectively. The higher rates were primarily related to expansion into states with higher state income tax rates.

Financial condition, liquidity and capital resources

Inventory growth of 30% outpaced sales growth of 18% in fiscal 2004 due to the implementation of distribution network initiatives. We are increasing the shipments of product through our RDC network and increasing the frequency of RDC deliveries to our stores. The R3 initiative enables us to move safety stock out of our stores and into our RDC network. However, during fiscal 2004, safety stock was added to the distribution network prior to reducing the safety stock in our stores in order to maintain service levels. As we start reducing safety stock in our stores, we will begin realizing the benefits of the R3 initiative in the form of inventory leverage and inventory turn improvements in the latter half of 2005.

The decrease in accounts receivable in the current year resulted from the sale of our portfolio of commercial business accounts receivable to GE in May 2004. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. These receivables arise primarily from sales of goods and services to our Commercial Business Customers. This agreement was effected primarily to enhance our service to Commercial Business Customers through the use of GE's specialized support staff in servicing these accounts, as well as the functionality of GE's information systems platform.

Cash Flows The following table summarizes the components of the consolidated statements of cash flows, as well as the percentage change in dollar amounts from the prior year. This table should be read in conjunction with the following discussion and analysis and the consolidated financial statements, including the related notes to the consolidated financial statements:

(In Millions)	2004	2003	2002	Percentage Increase/ (Decrease) in Dollar Amounts from Prior Year 2003-2004	2002-2003
Net Cash Provided by Operating Activities from Continuing Operations	$ 3,033	$ 2,942	$ 2,654	3%	11%
Net Cash Used in Investing Activities from Continuing Operations	(2,257)	(2,497)	(2,477)	(10)	1
Net Cash Used in Financing Activities from Continuing Operations	(1,047)	(17)	(64)	NM	(73)
Net Cash Provided by Discontinued Operations	–	112	16	NM	NM
Net (Decrease) Increase in Cash and Cash Equivalents	(271)	540	129	(150)	319
Cash and Cash Equivalents, Beginning of Year	913	373	244	145	53
Cash and Cash Equivalents, End of Year	$ 642	$ 913	$ 373	(30%)	145%

* *NM: Not Meaningful*

Cash flows from operating activities provide a significant source of our liquidity. The increase in cash provided by operating activities during 2004 resulted primarily from increased net earnings, offset by our investment in inventory in the current year as a part of the R3 initiative. The increase in cash provided by operating activities during 2003 resulted primarily from increased net earnings. Working capital at January 28, 2005, was $1.3 billion compared to $2.3 billion at January 30, 2004. The decrease in working capital was due primarily to share repurchases during fiscal 2004 and our aforementioned investment in inventory.

The primary component of net cash used in investing activities from continuing operations continues to be new store facilities and the infrastructure and technology needed to support this growth. Cash acquisitions of fixed assets were $2.9 billion for 2004 and $2.3 billion in both 2003 and 2002. Retail selling space of 123.7 million square feet as of January 28, 2005, increased 14% over the selling space as of January 30, 2004. The January 30, 2004, selling space total of 108.8 million square feet represented a 15% increase over January 31, 2003.

Cash flows used in financing activities from continuing operations increased significantly in 2004 due to our $1 billion share repurchase program. Financing uses of cash in 2003 and 2002 primarily consisted of cash dividend payments, repayment of short-term borrowings and scheduled debt repayments. These uses were partially offset by proceeds generated from stock option exercises and cash proceeds from the employee stock purchase plan. The ratio of long-term debt to equity plus long-term debt was 21.0%, 26.5% and 31.2% as of the fiscal years ended 2004, 2003 and 2002, respectively.

Sources of Liquidity In addition to our cash flows from operations, we have a $1 billion senior credit facility that expires in July 2009. The facility is available to support the Company's $1 billion commercial paper program and for short-term borrowings. Borrowings made are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain restrictive covenants which include maintenance of a specific financial ratio. We were in compliance with those covenants at January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility and, as of January 28, 2005, there were no outstanding loans under the facility.

Five banks have extended lines of credit aggregating $513 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $304 million as of January 28, 2005, and $161 million as of January 30, 2004.

Cash Requirements In January 2005, the Board of Directors authorized up to $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. As of January 28, 2005, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases. During fiscal 2004, we repurchased 18.4 million shares at a total cost of $1 billion under the December 2003 share repurchase authorization, leaving no amounts remaining under this prior authorization.

Our quarterly cash dividend per share was increased in 2003 to $0.03 and again in 2004 to $0.04. This increased cash paid for dividends in 2004 as compared to 2003.

During fiscal year 2005, long-term debt totaling $608 million will mature. We anticipate having the ability to repay this debt through cash from operations.

Our 2005 capital budget is $3.7 billion, inclusive of approximately $335 million of leases. Approximately 78% of this planned commitment is for store expansion and new distribution centers. Expansion plans for 2005 consist of approximately 150 stores, including approximately three relocations of older stores. This planned expansion is expected to increase sales floor square footage by approximately 13-14%. Approximately 68% of the 2005 projects will be owned, 31% will be ground leased properties and 1% will be built-to-suit leases.

At January 28, 2005, we owned and operated 10 regional distribution centers. We began shipping from another regional distribution center in Plainfield, Connecticut, in February 2005. At the end of fiscal 2004, we owned and operated 10 flatbed distribution centers for the handling of lumber, building materials and other long-length items. We expect to open three additional flatbed distribution centers in 2005.

We believe that funds from operations and funds available from our credit facilities will be adequate to finance our expansion plans and other operating requirements. However, general economic downturns, fluctuations in the prices of products and unanticipated impact arising from competition could have an effect on funds generated from operations and our future expansion plans. In addition, the availability of funds through the issuance of commercial paper and new debt could be adversely affected due to a debt rating downgrade or a deterioration of certain financial ratios. There are no provisions in any agreements that would require early cash settlement of existing debt or leases as a result of a downgrade in our debt rating or a decrease in our stock price. Holders of the $580.7 million Senior Convertible notes may convert their notes into common stock if the minimum investment grade rating is not maintained. There is no indication that we will not be able to maintain this minimum investment grade rating. In addition, if a change in control of the company occurs on or before October 2006, each holder of the Senior Convertible Notes may require us to purchase for cash all or a portion of such holder's notes. We may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. Our debt ratings at January 28, 2005, were as follows:

Current Debt Ratings	S&P	Moody's	Fitch
Commercial Paper	A1	P1	F1
Senior Debt	A+	A2	A
Outlook	**Stable**	**Positive**	**Positive**

Off-balance sheet arrangements and other contractual obligations

Other than in connection with executing operating leases, we do not have any off-balance-sheet financing. The following table summarizes our significant contractual obligations and commercial commitments:

		Payments Due by Period			
Contractual Obligations (In Millions)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-Term Debt (principal and interest amounts, net of discount)	$ 5,605	$ 769	$ 295	$ 219	$ 4,322
Capital Lease Obligations	688	60	118	117	393
Operating Leases	3,843	249	493	487	2,614
Purchase Obligations[1]	450	377	56	8	9
Subtotal – Contractual Obligations	$10,586	$ 1,455	$ 962	$ 831	$ 7,338
Commercial Commitments (In Millions)		Amount of Commitment Expiration by Period			
Letters of Credit[2]	$ 304	$ 293	$ 11	$ –	$ –
Total Contractual Obligations and Commercial Commitments	$10,890	$ 1,748	$ 973	$ 831	$ 7,338

1 Represents contracts for purchases of property and construction of buildings, as well as commitments related to certain marketing and information technology programs.

2 Letters of credit are issued for insurance programs, the purchase of import merchandise inventories and real estate and construction contracts.

Company outlook

During fiscal 2005, we expect to open 150 stores, resulting in total square footage growth of approximately 13-14%. We expect total sales to increase approximately 17% and comparable store sales to increase approximately 5%. Operating margin, defined as gross margin less SG&A and depreciation, is expected to increase approximately 20 basis points. In addition, store opening costs are expected to be approximately $127 million. Diluted earnings per share of $3.25 to $3.34 are expected for the fiscal year ending February 3, 2006. Fiscal 2005 will include an extra week in the fourth quarter for a total of 53 weeks.

Quantitative and qualitative disclosures about market risk

Our major market risk exposure is the potential loss arising from the impact of changing interest rates on long-term debt. We currently only have fixed-rate debt. Our policy is to monitor the interest rate risks associated with this debt, and we believe any significant risks could be offset by accessing variable rate instruments available through our lines of credit. The following tables summarize our market risks associated with long-term debt, excluding capital leases. The tables present principal cash outflows and related interest rates by year of maturity, excluding unamortized original issue discounts, as of January 28, 2005, and January 30, 2004. The fair values included in the following tables were determined using quoted market rates or interest rates that are currently available to us on debt with similar terms and remaining maturities.

Long-Term Debt Maturities by Fiscal Year
January 28, 2005

(Dollars in Millions)	Fixed Rate	Average Interest Rate
2005	$ 608	7.32%
2006	7	7.70
2007	61	6.89
2008	6	7.39
2009	1	7.52
Thereafter	3,025	4.49%
Total	$ 3,708	
Fair Value	$ 3,974	

Long-Term Debt Maturities by Fiscal Year
January 30, 2004

(Dollars in Millions)	Fixed Rate	Average Interest Rate
2004	$ 54	7.98%
2005	608	7.32
2006	8	7.70
2007	61	6.89
2008	6	7.39
Thereafter	3,036	4.49%
Total	$ 3,773	
Fair Value	$ 3,985	

Disclosure Regarding Forward-Looking Statements

Our Annual Report talks about our future, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." While we believe our estimates and expectations are reasonable, they are not guarantees of future performance. Our actual results could differ substantially from our expectations because, for example:

* Our sales are dependent upon the general economic health of the country, variations in the number of new housing starts, the level of repairs, remodeling and additions to existing homes, commercial building activity, and the availability and cost of financing. An economic downturn can impact sales because much of our inventory is purchased by our customers for their discretionary projects, which can be delayed or avoided altogether. In addition, weather may impact sales of product groups like lawn and garden, lumber, and building materials on a short-term basis.
* Our expansion strategy may be impacted by environmental regulations, local zoning issues, availability and development of land, and more stringent land use regulations. Furthermore, our ability to secure a highly-qualified workforce is an important element to the success of our expansion strategy.
* Many of our products, like lumber and plywood, are commodities whose prices may fluctuate erratically within an economic cycle.
* Our business is highly competitive, and as we expand to larger markets and utilize new sales channels such as the Internet, we may face new and additional forms of competition.
* The ability to continue our everyday low pricing strategy and provide the products that customers want depends on our vendors providing a reliable supply of products at competitive prices and our ability to effectively manage our inventory. As an increasing number of the products we sell are imported, any restrictions or limitations on importation of specific products, or a failure to comply with laws and regulations of those countries from which we import them, could interrupt our supply of imported inventory.
* Our commitment to increase market share and keep prices low requires us to make substantial investments in new technology and processes whose benefits could take longer than expected to be realized and which can be difficult to implement and integrate.

All forward-looking statements speak only as of the date of this report or, in the case of any document incorporated by reference, the date of that document. All subsequent written and oral forward-looking statements attributable to the Company or any person acting on the Company's behalf are qualified by the cautionary statements in this section. Lowe's does not undertake any obligation to update or publicly release any revisions to forward-looking statements to reflect events, circumstances or changes in expectations after the date of this report.

Management's Report on Internal Control Over Financial Reporting

Management of Lowe's Companies, Inc. and its subsidiaries is responsible for establishing and maintaining adequate internal control over financial reporting (Internal Control) as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our Internal Control was designed to provide reasonable assurance to our management and the board of directors regarding the reliability of financial reporting and the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations, including the possibility of human error and the circumvention or overriding of controls. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the reliability of financial reporting and financial statement preparation and presentation. Further, because of changes in conditions, the effectiveness may vary over time.

Our management evaluated the effectiveness of our Internal Control as of January 28, 2005. In evaluating our Internal Control, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework.* Based on our management's assessment, we have concluded that, as of January 28, 2005, our Internal Control is effective.

Deloitte & Touche LLP, the independent registered public accounting firm that audited the financial statements contained in this report, has issued an attestation report on our management's assessment of our Internal Control. This report appears on page 26.

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LOWE'S COMPANIES, INC. // MOORESVILLE, NORTH CAROLINA

We have audited the accompanying consolidated balance sheets of Lowe's Companies, Inc. and subsidiaries (the "Company") as of January 28, 2005 and January 30, 2004, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three fiscal years in the period ended January 28, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Lowe's Companies, Inc. and subsidiaries at January 28, 2005 and January 30, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 2005 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock-based compensation effective February 1, 2003.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 28, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 11, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Charlotte, North Carolina / April 11, 2005

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF LOWE'S COMPANIES, INC. // MOORESVILLE, NORTH CAROLINA

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, included on page 25, that Lowe's Companies, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 28, 2005, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 28, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 28, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 28, 2005 of the Company and our report dated April 11, 2005 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change in method of accounting for stock-based compensation as described in Note 1 to the consolidated financial statements.

Deloitte & Touche LLP

Charlotte, North Carolina / April 11, 2005

Lowe's Companies, Inc.
Consolidated Statements of Earnings

(In Millions, Except Per Share and Percentage Data) Years Ended on	January 28, 2005	% Sales	January 30, 2004 As Restated (Note 2)	% Sales	January 31, 2003 As Restated (Note 2)	% Sales
Net Sales	**$ 36,464**	**100.00%**	**$ 30,838**	**100.00%**	**$ 26,112**	**100.00%**
Cost of Sales	24,165	66.27	21,231	68.85	18,164	69.56
Gross Margin	**12,299**	**33.73**	**9,607**	**31.15**	**7,948**	**30.44**
Expenses:						
Selling, General and Administrative (Note 7)	7,562	20.74	5,578	18.09	4,625	17.71
Store Opening Costs (Note 1)	123	0.34	128	0.42	129	0.49
Depreciation	902	2.47	777	2.52	640	2.46
Interest (Note 17)	176	0.48	180	0.58	182	0.70
Total Expenses	**8,763**	**24.03**	**6,663**	**21.61**	**5,576**	**21.36**
Pre-Tax Earnings	3,536	9.70	2,944	9.54	2,372	9.08
Income Tax Provision (Note 15)	1,360	3.73	1,115	3.61	893	3.42
Earnings from Continuing Operations	**2,176**	**5.97**	**1,829**	**5.93**	**1,479**	**5.66**
Earnings from Discontinued Operations, Net of Tax (Note 3)	–	0.00	15	0.05	12	0.05
Net Earnings	**$ 2,176**	**5.97%**	**$ 1,844**	**5.98%**	**$ 1,491**	**5.71%**
Basic Earnings Per Share (Note 11)						
Continuing Operations	$ 2.80		$ 2.33		$ 1.89	
Discontinued Operations	–		0.02		0.02	
Basic Earnings Per Share	$ 2.80		$ 2.35		$ 1.91	
Diluted Earnings Per Share (Note 11)						
Continuing Operations	$ 2.71		$ 2.26		$ 1.84	
Discontinued Operations	–		0.02		0.02	
Diluted Earnings Per Share	$ 2.71		$ 2.28		$ 1.86	
Cash Dividends Per Share	**$ 0.15**		**$ 0.11**		**$ 0.09**	

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Balance Sheets

(In Millions, Except Par Value and Percentage Data)	January 28, 2005	% Total	January 30, 2004 As Restated (Note 2)	% Total
Assets				
Current Assets:				
Cash and Cash Equivalents (Note 1)	$ 642	3.0%	$ 913	4.9%
Short-Term Investments (Note 4)	171	0.8	711	3.8
Accounts Receivable — Net (Notes 1 and 5)	9	–	146	0.8
Merchandise Inventory (Note 1)	5,982	28.2	4,584	24.4
Deferred Income Taxes (Note 15)	95	0.5	62	0.3
Other Assets	75	0.4	106	0.6
Total Current Assets	**6,974**	**32.9**	**6,522**	**34.8**
Property, Less Accumulated Depreciation (Notes 6 and 7)	13,911	65.6	11,819	63.0
Long-Term Investments (Note 4)	146	0.7	169	0.9
Other Assets (Note 7)	178	0.8	241	1.3
Total Assets	**$ 21,209**	**100.0%**	**$ 18,751**	**100.0%**
Liabilities and Shareholders' Equity				
Current Liabilities:				
Current Maturities of Long-Term Debt (Note 9)	$ 630	3.0%	$ 77	0.4%
Accounts Payable	2,687	12.7	2,212	11.8
Accrued Salaries and Wages	386	1.8	335	1.8
Other Current Liabilities (Note 7)	2,016	9.5	1,576	8.4
Total Current Liabilities	**5,719**	**27.0**	**4,200**	**22.4**
Long-Term Debt, Excluding Current Maturities (Notes 9, 10 and 13)	3,060	14.4	3,678	19.6
Deferred Income Taxes (Note 15)	736	3.5	594	3.2
Other Long-Term Liabilities	159	0.7	63	0.3
Total Liabilities	**9,674**	**45.6**	**8,535**	**45.5**
Shareholders' Equity (Note 12):				
Preferred Stock — $5 Par Value, none issued	–	–	–	–
Common Stock — $.50 Par Value;				
Shares Issued and Outstanding				
January 28, 2005 774				
January 30, 2004 787	387	1.8	394	2.1
Capital in Excess of Par	1,514	7.1	2,247	12.0
Retained Earnings	9,634	45.5	7,574	40.4
Accumulated Other Comprehensive Income	–	–	1	–
Total Shareholders' Equity	**11,535**	**54.4**	**10,216**	**54.5**
Total Liabilities and Shareholders' Equity	**$ 21,209**	**100.0%**	**$ 18,751**	**100.0%**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Shareholders' Equity

	Common Stock		Capital in	Retained	Accumulated Other	Total
(In Millions)	Shares	Amount	Excess of Par Value	Earnings	Comprehensive Income	Shareholders' Equity
Balance February 1, 2002, As Restated (Note 2)	**775.7**	**$ 388**	**$ 1,803**	**$ 4,392**	**$ 1**	**$ 6,584**
Comprehensive Income:						
Net Earnings, As Restated (Note 2)				1,491		
Total Comprehensive Income, As Restated (Note 2)						1,491
Tax Effect of Non-Qualified Stock Options Exercised			29			29
Cash Dividends				(66)		(66)
Employee Stock Options Exercised (Note 12)	2.9	1	64			65
Stock Issued to ESOP (Notes 14 and 17)	1.9	1	78			79
Employee Stock Purchase Plan (Note 12)	1.4	1	49			50
Balance January 31, 2003, As Restated (Note 2)	**781.9**	**$ 391**	**$ 2,023**	**$ 5,817**	**$ 1**	**$ 8,232**
Comprehensive Income:						
Net Earnings, As Restated (Note 2)				1,844		
Total Comprehensive Income, As Restated (Note 2)						1,844
Tax Effect of Non-Qualified Stock Options Exercised			27			27
Cash Dividends				(87)		(87)
Stock Compensation Expense, As Restated (Notes 1, 2 and 12)			51			51
Employee Stock Options Exercised (Note 12)	4.0	2	95			97
Employee Stock Purchase Plan (Note 12)	1.4	1	51			52
Balance January 30, 2004, As Restated (Note 2)	**787.3**	**$ 394**	**$ 2,247**	**$ 7,574**	**$ 1**	**$ 10,216**
Comprehensive Income:						
Net Earnings				2,176		
Net Unrealized Investment Losses					(1)	
Total Comprehensive Income						2,175
Tax Effect of Non-Qualified Stock Options Exercised			33			33
Cash Dividends				(116)		(116)
Stock Compensation Expense (Notes 1 and 12)			70			70
Repurchase of Common Stock (Note 12)	(18.4)	(9)	(991)			(1,000)
Conversion of Debt to Common Stock	0.2		6			6
Employee Stock Options Exercised (Note 12)	3.4	1	89			90
Employee Stock Purchase Plan (Note 12)	1.3	1	60			61
Balance January 28, 2005	**773.8**	**$ 387**	**$ 1,514**	**$ 9,634**	**$ –**	**$ 11,535**

See accompanying notes to the consolidated financial statements.

Lowe's Companies, Inc.
Consolidated Statements of Cash Flows

(In Millions) Years Ended On	January 28, 2005	January 30, 2004 As Restated (Note 2)	January 31, 2003 As Restated (Note 2)
Cash Flows from Operating Activities:			
Net Earnings	$ 2,176	$ 1,844	$ 1,491
Earnings from Discontinued Operations, Net of Tax	–	(15)	(12)
Earnings from Continuing Operations	2,176	1,829	1,479
Adjustments to Reconcile Earnings from Continuing Operations to Net Cash Provided by Operating Activities:			
Depreciation and Amortization	920	800	659
Deferred Income Taxes	109	157	221
Loss on Disposition/Writedown of Fixed and Other Assets	21	31	18
Stock-Based Compensation Expense	70	51	–
Tax Effect of Stock Options Exercised	33	31	29
Changes in Operating Assets and Liabilities:			
Accounts Receivable — Net	125	(16)	(9)
Merchandise Inventory	(1,389)	(648)	(357)
Other Operating Assets	31	(10)	(9)
Accounts Payable	475	421	202
Other Operating Liabilities	462	296	421
Net Cash Provided by Operating Activities from Continuing Operations	**3,033**	**2,942**	**2,654**
Cash Flows from Investing Activities:			
Decrease (Increase) in Short-Term Investments	690	86	(128)
Purchases of Long-Term Investments	(156)	(381)	(24)
Proceeds from Sale/Maturity of Long-Term Investments	28	193	–
Increase in Other Long-Term Assets	(14)	(95)	(33)
Fixed Assets Acquired	(2,927)	(2,345)	(2,336)
Proceeds from the Sale of Fixed and Other Long-Term Assets	122	45	44
Net Cash Used in Investing Activities from Continuing Operations	**(2,257)**	**(2,497)**	**(2,477)**
Cash Flows from Financing Activities:			
Net Decrease in Short-Term Borrowings	–	(50)	(50)
Repayment of Long-Term Debt	(82)	(29)	(63)
Proceeds from Employee Stock Purchase Plan	61	52	50
Proceeds from Stock Options Exercised	90	97	65
Cash Dividend Payments	(116)	(87)	(66)
Repurchase of Common Stock	(1,000)	–	–
Net Cash Used in Financing Activities from Continuing Operations	**(1,047)**	**(17)**	**(64)**
Net Cash Provided by Discontinued Operations	**–**	**112**	**16**
Net (Decrease) Increase in Cash and Cash Equivalents	(271)	540	129
Cash and Cash Equivalents, Beginning of Year	913	373	244
Cash and Cash Equivalents, End of Year	**$ 642**	**$ 913**	**$ 373**

See accompanying notes to the consolidated financial statements.

NOTE 1 Summary of significant accounting policies

The Company is the world's second largest home improvement retailer and operated 1,087 stores in 48 states at January 28, 2005. Below are those accounting policies considered to be significant by the Company.

Fiscal Year The Company's fiscal year ends on the Friday nearest the end of January. Each of the fiscal years presented contains 52 weeks. All references herein for the years 2004, 2003 and 2002 represent the fiscal years ended January 28, 2005, January 30, 2004, and January 31, 2003, respectively.

Principles of Consolidation The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All material intercompany accounts and transactions have been eliminated.

Use of Estimates The preparation of the Company's financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets, liabilities, sales and expenses and related disclosures of contingent assets and liabilities. The Company bases these estimates on historical results and various other assumptions believed to be reasonable, all of which form the basis for making estimates concerning the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

Cash and Cash Equivalents Cash and cash equivalents include cash on hand, demand deposits and short-term investments with original maturities of three months or less when purchased.

Investments The Company has a cash management program which provides for the investment of cash balances not expected to be used in current operations in financial instruments that have maturities of up to 10 years. Investments, exclusive of cash equivalents, with a maturity date of one year or less from the balance sheet date or that are expected to be used in current operations, are classified as short-term investments. All other investments are classified as long-term. Investments consist primarily of money market preferred stocks, municipal obligations, agency bonds, corporate notes and stocks, auction rate securities and mutual funds.

The Company has classified all investment securities as available-for-sale, and they are carried at fair market value. Unrealized gains and losses on such securities are included in accumulated other comprehensive income in shareholders' equity.

Derivative Financial Instruments The Company does not use derivative financial instruments for trading purposes.

Accounts Receivable The majority of accounts receivable arise from sales to Commercial Business Customers. The Company sells its commercial business accounts receivable to General Electric Company and its subsidiaries (GE). When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

See Note 5 for further discussion of the sale of the Company's accounts receivable during fiscal 2004.

The allowance for doubtful accounts is based on historical experience and a review of existing receivables. The allowance for doubtful accounts was $2 million at January 28, 2005, and $7 million at January 30, 2004.

Sales generated through the Company's private label credit cards are not reflected in receivables. Under an agreement with GE, credit is extended directly to customers by GE. All credit program-related services are performed and controlled directly by GE. The Company has the option, but no obligation, at the end of the agreement to purchase the receivables.

The total portfolio of receivables held by GE, including both receivables originated by GE from the Company's private label credit cards and commercial business accounts receivable originated by the Company and sold to GE, approximated $4.5 billion at January 28, 2005, and $3.8 billion at January 30, 2004.

Merchandise Inventory Inventory is stated at the lower of cost or market using the first-in, first-out method of inventory accounting. The cost of inventory also includes certain costs associated with the preparation of inventory for resale.

The Company records an inventory reserve for the loss associated with selling discontinued inventories below cost. This reserve is based on management's current knowledge with respect to inventory levels, sales trends and historical experience relating to the liquidation of discontinued inventory. Management does not believe the Company's merchandise inventories are subject to significant risk of obsolescence in the near term, and management has the ability to adjust purchasing practices based on anticipated sales trends and general economic conditions. However, changes in consumer purchasing patterns could result in the need for additional reserves. The Company also records an inventory reserve for the estimated shrinkage between physical inventories. This reserve is based primarily on actual shrink results from previous physical inventories. Changes in actual shrink results from completed physical inventories could result in revisions to previously estimated shrink expense. Management believes it has sufficient current and historical knowledge to record reasonable estimates for both of these inventory reserves.

Property and Depreciation Property is recorded at cost. Costs associated with major additions are capitalized and depreciated. Capital assets are expected to yield future benefits and have useful lives which exceed one year. The total cost of a capital asset generally includes all applicable sales taxes, delivery costs, installation costs and other appropriate costs incurred by the Company in the case of self-constructed assets. Upon disposal, the cost of properties and related accumulated depreciation are removed from the accounts, with gains and losses reflected in the consolidated statements of earnings.

Depreciation is provided over the estimated useful lives of the depreciable assets. Assets are depreciated using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which may include one or more option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.

Impairment/Store Closing Losses related to impairment of long-lived assets are recognized when circumstances indicate the carrying values of the assets may not be recoverable. The Company periodically reviews the carrying value of long-lived assets for potential impairment. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected undiscounted future cash flows. If the carrying value of the assets is greater than the expected undiscounted future cash flows and the fair value of the assets is less than the carrying value, a provision is made for the impairment of the assets based on the excess of carrying value over fair value.

When a leased location is closed, a provision is made for the present value of future lease obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. Provisions for impairment and store closing costs are included in selling, general and administrative (SG&A) expenses.

Leases Assets under capital leases are amortized in accordance with the Company's normal depreciation policy for owned assets or if shorter, over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured. The charge to earnings is included in depreciation expense in the consolidated financial statements.

For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and option renewal periods where failure to exercise such options would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied.

Self-Insurance The Company is self-insured for certain losses relating to worker's compensation, automobile, property, general and product liability claims. The Company has stop-loss coverage to limit the exposure arising from these claims. Self-insurance claims filed and claims incurred but not reported are accrued based upon management's estimates of the discounted ultimate cost for uninsured claims incurred using actuarial assumptions followed in the insurance industry and historical experience. Although management believes it has the ability to adequately record estimated losses related to claims, it is possible that actual results could differ from recorded self-insurance liabilities. The Company's self-insurance liability was $432 million and $327 million at January 28, 2005, and January 30, 2004, respectively, and is included in other current liabilities in the accompanying consolidated balance sheets.

Income Taxes Income taxes are provided for temporary differences between the tax and financial accounting bases of assets and liabilities using the asset and liability method. The tax effects of such differences are reflected in the balance sheet at the enacted tax rates expected to be in effect when the differences reverse.

Store Opening Costs Costs of opening new or relocated retail stores, which include payroll and supply costs incurred prior to store opening and grand opening advertising costs, are charged to operations as incurred.

Revenue Recognition The Company recognizes revenues when sales transactions occur and customers take possession of the merchandise. A provision for anticipated merchandise returns is provided in the period that the related sales are recorded. Revenues from product installation services are recognized when the installation is completed. Deferred revenues associated with amounts received for which customers have not yet taken possession of merchandise or for which installation has not yet been completed were $265 million and $200 million at January 28, 2005, and January 30, 2004, respectively. These amounts are included in other current liabilities in the accompanying consolidated balance sheets.

Revenues from gift cards are deferred and recognized when the cards are redeemed. The liability associated with unredeemed gift cards was $264 million and $201 million at January 28, 2005, and January 30, 2004, respectively, and these amounts are included in other current liabilities in the accompanying consolidated balance sheets.

Extended Warranties Beginning in 2003, Lowe's began selling separately priced extended warranty contracts under a new Lowe's-branded program for which the Company is the primary obligor. The Company recognizes revenue from extended warranty sales on a straight-line basis over the respective contract term. Incremental direct acquisition costs associated with the sale of extended warranties are also deferred and recognized as expense on a straight-line basis over the respective contract term. All other costs, such as costs of services performed under the contract, general and administrative expenses and advertising expenses are expensed as incurred. Deferred revenues related to the Company's extended warranty sales were $86 million and $8 million at January 28, 2005 and January 30, 2004, respectively.

Advertising Costs associated with advertising are charged to operations as incurred. Gross advertising expenses were $740 million, $682 million and $608 million in 2004, 2003 and 2002, respectively. Cooperative advertising vendor funds of $2 million, $673 million and $583 million in 2004, 2003 and 2002, respectively, were recorded as a reduction of these expenses with the net amount included in SG&A expense. The reduction of the amount of cooperative advertising vendor funds recorded as a reduction of advertising expenses in 2004 is a result of the implementation of Emerging Issues Task Force Issue No. 02-16 (EITF 02-16), "Accounting by a Customer (Including a Reseller) for

Certain Consideration Received from a Vendor." See further discussion of cooperative advertising allowances and the impact of the implementation of EITF 02-16 in Vendor Funds.

Vendor Funds The Company receives funds from vendors in the normal course of business for a variety of reasons, including purchase-volume-related discounts and rebates, advertising allowances, reimbursement for third-party in-store service related costs, defective merchandise allowances and reimbursement for selling expenses and display costs. Management uses projected purchase volumes to determine earnings rates, validates those projections based on actual and historical purchase trends and applies those rates to actual purchase volumes to determine the amount of funds accrued by the Company and receivable from the vendor. Amounts accrued could be impacted if actual purchase volumes differ from projected purchase volumes.

The Company historically treated purchase-volume-related discounts or rebates as a reduction of inventory cost and reimbursements of operating expenses received from vendors as a reduction of those specific expenses. The Company's historical accounting treatment for these vendor-provided funds was consistent with EITF 02-16 with the exception of certain cooperative advertising and third-party in-store services for which the costs are ultimately funded by vendors. The Company previously treated the cooperative advertising allowances and third-party in-store service funds as a reduction of the related expense.

Under EITF 02-16, cooperative advertising allowances and third-party in-store service funds are treated as a reduction of inventory cost, unless they represent a reimbursement of specific, incremental and identifiable costs incurred by the customer to sell the vendor's product. Substantially all of the cooperative advertising and third-party in-store service funds that the Company receives do not meet the specific, incremental and identifiable criteria in EITF 02-16. Therefore, for cooperative advertising and third-party in-store service fund agreements entered into after December 31, 2002, which was the effective date of the related provision of EITF 02-16, the Company treats funds that do not meet the specific, incremental and identifiable criteria as a reduction in the cost of inventory and recognizes these funds as a reduction of cost of sales when the inventory is sold. There is no impact to the timing of when the funds are received from vendors or the associated cash flows.

Third-party in-store service costs were included in SG&A expense and the funds received from vendors were recorded as a reduction of inventory cost in 2004. Third-party in-store service costs for 2003 and 2002 are presented net of vendor funds of $175 million and $69 million, respectively.

This accounting change did not have a material impact on the 2003 financial statements since substantially all of the cooperative advertising allowance and third-party in-store service fund agreements for 2003 were entered into prior to December 31, 2002, the effective date of the related provision of EITF 02-16. This accounting change reduced diluted earnings per share by approximately $0.16 in fiscal 2004.

Comprehensive Income The Company reports comprehensive income in its consolidated statement of shareholders' equity. Comprehensive income represents changes in shareholders' equity from non-owner sources. For each of the three years in the period ended January 28, 2005, unrealized holding gains/losses on available-for-sale securities were the only items of other comprehensive income for the Company and were immaterial. The reclassification adjustments for gains/losses included in net earnings for 2004, 2003 and 2002 were also immaterial.

Stock-Based Compensation Prior to 2003, the Company accounted for its stock-based compensation plans under the recognition and measurement provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Therefore, no stock-based employee compensation is reflected in 2002 net earnings, other than for restricted stock grants, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective February 1, 2003, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," prospectively for all employee awards granted or modified after January 31, 2003. Therefore, in accordance with the requirements of SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure," the cost related to stock-based employee compensation included in the determination of net earnings for years ended January 28, 2005, and January 30, 2004 is less than that which would have been recognized if the fair-value-based method had been applied to all awards since the original effective date of SFAS No. 123. The Company recognized compensation expense in 2004 and 2003 totaling $70 and $51 million, respectively, for stock options and awards granted or modified during the year. These options generally vest over three years.

The following table illustrates the effect on net earnings and earnings per share if the fair-value-based method had been applied to all outstanding and unvested awards in each period:

(In Millions, Except Per Share Data)	2004	2003 As Restated (Note 2)	2002 As Restated (Note 2)
Net Earnings as Reported	$ 2,176	$ 1,844	$1,491
Add: Stock-Based Compensation Expense Included in Net Earnings, Net of Related Tax Effects	43	32	–
Deduct: Total Stock-Based Compensation Expense Determined Under the Fair-Value-Based Method for All Awards, Net of Related Tax Effects	(85)	(93)	(85)
Pro Forma Net Income	$ 2,134	$ 1,783	$1,406
Earnings Per Share:			
Basic – as Reported	$ 2.80	$ 2.35	$ 1.91
Basic – Pro Forma	$ 2.75	$ 2.26	$ 1.81
Diluted – as Reported	$ 2.71	$ 2.28	$ 1.86
Diluted – Pro Forma	$ 2.66	$ 2.20	$ 1.75

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the assumptions listed in the following table.

	2004	2003	2002
Weighted Average Fair Value Per Option	$ 16.56	$ 17.64	$ 19.22
Assumptions Used:			
Weighted Average Expected Volatility	38.3%	44.0%	43.7%
Weighted Average Expected Dividend Yield	0.22%	0.26%	0.27%
Weighted Average Risk-Free Interest Rate	2.39%	2.89%	4.35%
Weighted Average Expected Life, in Years	3.3	5.5	4.0-7.0

Shipping and Handling Costs The Company includes shipping and handling costs relating to the shipment of products to customers by third parties in cost of sales. Shipping and handling costs, which include salaries and vehicle operations expenses relating to the delivery of products to customers by the Company, are classified as SG&A expenses. Shipping and handling costs included in SG&A expenses were $255 million, $216 million, and $193 million during 2004, 2003 and 2002, respectively.

Recent Accounting Pronouncements In January 2003, the Financial Accounting Standards Board (FASB) issued Interpretation 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" (FIN 46). In December 2003, the FASB issued a revision to FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides guidance on the identification and consolidation of variable interest entities, or VIEs, which are entities for which control is achieved through means other than through voting rights. The provisions of FIN 46 are required to be applied to VIEs created or in which the Company obtains an interest after January 31, 2003. For VIEs in which the Company holds a variable interest that it acquired before February 1, 2003, the provisions of FIN 46 were effective for the first quarter of 2004. The adoption of FIN 46, as revised, did not have an impact on the Company's consolidated financial statements.

In October 2004, the EITF reached a consensus on EITF Issue No. 04-8 (EITF 04-8), "Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share." Based on the EITF's conclusion, the dilutive effect of contingently convertible debt instruments should be included in the calculation of diluted earnings per share regardless of whether the contingency has been met. The Company implemented the provisions of EITF 04-8 in the fourth quarter of 2004. In accordance with the transition provisions of EITF 04-8, the Company has retroactively adjusted diluted earnings per share calculations for all periods presented to include the dilutive effect of the assumed conversion of the Company's $580.7 million Senior Convertible Notes issued in October 2001. The implementation of EITF 04-8 reduced diluted earnings per share by $0.03 for the year ended January 28, 2005, and $0.02 for the each of the years ended January 30, 2004, and January 31, 2003. See further discussion in Note 11 to the consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised) "Share-Based Payment." This statement eliminates the alternative to account for share-based compensation transactions using APB Opinion No. 25 and will require that compensation expense be measured based on the grant-date fair value of the award and recognized over the requisite service period for awards that vest. The Company is currently evaluating the impact of this Statement, which is effective as of the beginning of the first interim or annual reporting period beginning after June 15, 2005. The Company currently recognizes stock-based compensation expense in accordance with the fair value provisions of SFAS No. 123. The adoption of SFAS No. 123 (revised) may affect the Company's methodology for determining the fair value of stock-based compensation transactions and the method for recognizing the expense associated with these transactions. However, the Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions." The amendments made by SFAS No. 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have commercial substance. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not expect the adoption of this statement to have a material impact on its consolidated financial statements.

Segment Information The Company's operations are aggregated within one reportable segment, representing the operations of the Company's home improvement retail stores within the United States of America.

Reclassifications Certain prior period amounts have been reclassified to conform to current classifications.

NOTE 2 Restatement

Subsequent to the issuance of the Company's January 30, 2004 consolidated financial statements, the Company determined that its treatment of certain lease-related activities did not conform to accounting principles generally accepted in the United States of America. This was identified as a result of the Company's review of its accounting policies and practices surrounding leases. Subsequent to this review, the Company, in consultation with its independent registered public accounting firm, Deloitte & Touche LLP, and following discussions with the audit committee of the board of directors, concluded to restate the Company's prior period financial statements to correct errors resulting from its accounting for leases. Although the Company does not believe that this error resulted in a material misstatement of the Company's consolidated financial statements for any annual or interim periods, the effects of correcting the error would have had a material effect on the Company's results of operations for the fourth quarter of fiscal 2004.

In the restatement, the Company accelerated its depreciation expense for lease assets and leasehold improvements to limit the depreciable lives of those assets to the lease term, as determined in accordance with SFAS No. 13, "Accounting for Leases," which the Company defines to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. Previously, the Company depreciated these assets over the estimated useful lives for similar owned assets. The Company also revised its calculation of rent expense (and the related deferred rent liability) for its ground leases by including in its straight line rent expense calculations any free-rent occupancy periods allowed under those ground leases while the store is being constructed on the leased property. The Company previously recognized rent expense for these types of leases upon commencement of lease payments. In the restatement, the Company also adjusted its prior period financial statements to correct immaterial accounting errors previously identified during the audits of those financial statements. The impact on previously reported net earnings of these other adjustments resulted in a decrease of $18 million and an increase of $38 million for fiscal years 2003 and 2002, respectively.

The following tables summarize the effects of the restatement on the Company's consolidated balance sheet as of January 30, 2004, as well as the effects of these changes on the Company's consolidated statements of earnings for fiscal years 2003 and 2002 and the effect on retained earnings as of February 1, 2002. These changes did not affect cash flows in 2003 or 2002.

(In Millions)	January 30, 2004 As Previously Reported*	Adjustments	January 30, 2004 As Restated
	Consolidated Balance Sheet		
Deferred Income Taxes	$ 59	$ 3	$ 62
Total Current Assets	**6,519**	**3**	**6,522**
Property, Less Accumulated Depreciation	11,945	(126)	11,819
Total Assets	**$ 18,874**	**$ (123)**	**$ 18,751**
Deferred Income Taxes	657	(63)	594
Other Long-Term Liabilities	30	33	63
Total Liabilities	**8,565**	**(30)**	**8,535**
Capital in Excess of Par	2,237	10	2,247
Retained Earnings	7,677	(103)	7,574
Total Shareholders' Equity	**10,309**	**(93)**	**10,216**
Total Liabilities and Shareholders' Equity	**$ 18,874**	**$ (123)**	**$ 18,751**

** Certain amounts have been reclassified to conform to current classifications.*

Year Ended On (In Millions, Except Per Share Data)	January 30, 2004 As Previously Reported	Adjustments	January 30, 2004 As Restated
	Consolidated Statement of Earnings		
Expenses:			
Selling, General and Administrative	$ 5,543	$ 35	$ 5,578
Depreciation	758	19	777
Total Expenses	**6,609**	**54**	**6,663**
Pre-Tax Earnings	2,998	(54)	2,944
Income Tax Provision	1,136	(21)	1,115
Earnings from Continuing Operations	**1,862**	**(33)**	**1,829**
Net Earnings	**$ 1,877**	**$ (33)**	**$ 1,844**
Basic Earnings Per Share (Notes 1 and 11)			
Continuing Operations	$ 2.37	$ (0.04)	$ 2.33
Discontinued Operations	0.02	–	0.02
Basic Earnings Per Share	$ 2.39	$ (0.04)	$ 2.35
Diluted Earnings Per Share (Notes 1 and 11)			
Continuing Operations	$ 2.30	$ (0.04)	$ 2.26
Discontinued Operations	0.02	–	0.02
Diluted Earnings Per Share	$ 2.32	$ (0.04)	$ 2.28

Year Ended On (In Millions, Except Per Share Data)	January 31, 2003 As Previously Reported	Adjustments	January 31, 2003 As Restated
	Consolidated Statement of Earnings		
Expenses:			
Selling, General and Administrative	$ 4,676	$ (51)	$ 4,625
Depreciation	622	18	640
Total Expenses	**5,609**	**(33)**	**5,576**
Pre-Tax Earnings	2,339	33	2,372
Income Tax Provision	880	13	893
Earnings from Continuing Operations	**1,459**	**20**	**1,479**
Net Earnings	**$ 1,471**	**$ 20**	**$ 1,491**
Basic Earnings Per Share (Notes 1 and 11)			
Continuing Operations	$ 1.87	$ 0.02	$ 1.89
Discontinued Operations	0.02	–	0.02
Basic Earnings Per Share	$ 1.89	$ 0.02	$ 1.91
Diluted Earnings Per Share (Notes 1 and 11)			
Continuing Operations	$ 1.81	$ 0.03	$ 1.84
Discontinued Operations	0.02	–	0.02
Diluted Earnings Per Share	$ 1.83	$ 0.03	$ 1.86

(In Millions)	February 1, 2002 As Previously Reported	Adjustments	February 1, 2002 As Restated
	Consolidated Statement of Shareholders' Equity		
Retained Earnings	$ 4,482	$ (90)	$ 4,392

Additionally, the Company's auction rate securities are included in short-term investments due to recent interpretations that make this classification more appropriate than the previous years' classification as cash equivalents. The amount reclassified was $533 million at January 30, 2004. The impact on cash flows from investing activities resulting from this reclassification was a decrease of $53 million in 2003 and an increase of $75 million in 2002. There was no impact on total cash flows in 2003 or 2002.

NOTE 3 Discontinued operations

During the fourth quarter of 2003, the Company sold 26 commodity-focused locations operating under The Contractor Yard name (the "Contractor Yards"). This sale was effected to allow the Company to continue to focus on its retail and commercial business. The Company has reported the results of operations of the Contractor Yards as discontinued operations for 2003 and 2002. Total net assets included in the disposal group and sold as of January 30, 2004 were approximately $111 million and consisted primarily of $47 million in net accounts receivable, $37 million in merchandise inventory and $27 million in property, less accumulated depreciation.

The results of operations of the Contractor Yards included in discontinued operations were as follows:

(In Millions)	Years Ended On January 30, 2004	January 31, 2003
Net Sales from Discontinued Operations	**$ 425**	**$ 379**
Pre-Tax Earnings from Discontinued Operations	20	20
Gain on Sale of Contractor Yards	5	–
Income Tax Provision	10	8
Earnings from Discontinued Operations, Net of Tax	**$ 15**	**$ 12**

NOTE 4 Investments

The Company's investment securities are classified as available-for-sale. The amortized cost, gross unrealized holding gains and losses and fair values of the investments at January 28, 2005, and January 30, 2004, were as follows:

	January 28, 2005			
Type (In Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$ 162	$ –	$ –	$ 162
Money Market Preferred Stock	9	–	–	9
Classified as Short-Term	**171**	–	–	**171**
Municipal Obligations	97	–	(1)	96
Corporate Notes	19	–	–	19
Asset-Backed Obligations	16	–	–	16
Mutual Funds	14	1	–	15
Classified as Long-Term	**146**	**1**	**(1)**	**146**
Total	**$ 317**	**$ 1**	**$ (1)**	**$ 317**

	January 30, 2004			
Type (In Millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Municipal Obligations	$ 626	$ –	$ –	$ 626
Money Market Preferred Stock	78	–	–	78
Corporate Notes	7	–	–	7
Classified as Short-Term	**711**	–	–	**711**
Municipal Obligations	92	–	–	92
Corporate Notes	32	–	–	32
Agency Bonds	23	–	–	23
Asset-Backed Obligations	16	–	–	16
Mutual Funds	5	1	–	6
Classified as Long-Term	**168**	**1**	–	**169**
Total	**$ 879**	**$ 1**	**$ –**	**$ 880**

The proceeds from sales of available-for-sale securities were $117 million, $204 million and $2 million for 2004, 2003 and 2002, respectively. Gross realized gains and losses on the sale of available-for-sale securities were not significant for any of the periods presented. The municipal obligations classified as long-term at January 28, 2005, will mature in one to five years. Corporate notes classified as long-term at January 28, 2005, will mature in one to two years. Asset-backed obligations classified as long-term at January 28, 2005, will mature in two to seven years.

NOTE 5 Accounts receivable

In May 2004, the Company entered into an agreement with GE to sell its then-existing portfolio of commercial business accounts receivable to GE. During the term of the agreement, which ends on December 31, 2009, unless terminated sooner by the parties, GE also purchases at face value new commercial business accounts receivable originated by the Company and services these accounts. These receivables arise primarily from sales of goods and services to the Company's Commercial Business Customers.

The Company accounts for the transfers as sales of the accounts receivable. When the Company sells its commercial business accounts receivable, it retains certain interests in those receivables, including the funding of a loss reserve and its obligation related to GE's ongoing servicing of the receivables sold. Any gain or loss on the sale is determined based on the previous carrying amounts of the transferred assets allocated at fair value between the receivables sold and the interests retained. Fair value is based on the present value of expected future cash flows taking into account the key assumptions of anticipated credit losses, payment rates, late fee rates, GE's servicing costs and the discount rate commensurate with the uncertainty involved. Due to the short-term nature of the receivables sold, changes to the key assumptions would not materially impact the recorded gain or loss on the sales of receivables or the fair value of the retained interests in the receivables.

The initial portfolio of commercial business accounts receivable sold to GE in May 2004 totaled $147 million. Total commercial business accounts receivable sold to GE since program inception through the end of 2004 totaled $1.2 billion. During 2004, the Company recognized losses of $34 million on these sales as SG&A expense, which primarily relate to the fair value of the obligations incurred related to servicing costs that are remitted to GE monthly. At January 28, 2005, the fair value of the retained interests was a net liability of $0.2 million and was determined based on the present value of expected future cash flows.

NOTE 6 Property and accumulated depreciation

Property is summarized by major class in the following table:

(In Millions)	Estimated Depreciable Lives (In Years)	January 28, 2005	January 30, 2004
Cost:			
Land	N/A	$ 4,197	$ 3,635
Buildings	7-40	7,007	5,950
Equipment	3-10	5,405	4,355
Leasehold Improvements*	7-30	1,401	1,133
Total Cost		**18,010**	**15,073**
Accumulated Depreciation and Amortization		(4,099)	(3,254)
Net Property		**$ 13,911**	**$ 11,819**

* *Leasehold improvements are depreciated over the shorter of their estimated useful lives or the term of the related lease, which is defined to include the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. During the term of a lease, if a substantial additional investment is made in a leased location, the Company also reevaluates its definition of lease term to determine whether the investment would constitute an economic penalty in such amount that renewal appears, at the time of the reevaluation, to be reasonably assured.*

Included in net property are assets under capital lease of $538 million, less accumulated depreciation of $227 million, at January 28, 2005, and $539 million, less accumulated depreciation of $201 million, at January 30, 2004.

NOTE 7 Impairment and store closing costs

The Company periodically reviews the carrying value of long-lived assets for potential impairment. When management commits to close or relocate a store location, or when there are indicators that the carrying value of a long-lived asset may not be recoverable, the Company evaluates the carrying value of the asset in relation to its expected future cash flows. If the carrying value of the asset is greater than the expected future cash flows and the fair value of the asset is less than the carrying value, a provision is made for the impairment of the asset based on the excess of carrying value over fair value. The fair value of the assets is generally based on appraisals and the Company's historical experience. The provision for impairment is included in SG&A expense. Impairment provisions recorded were $31 million, $14 million and $22 million in fiscal 2004, 2003 and 2002, respectively.

Closed store real estate is included in other assets and amounted to $56 million and $89 million at January 28, 2005, and January 30, 2004, respectively.

When leased locations are closed, a liability is recognized for the fair value of future contractual obligations, including property taxes, utilities, and common area maintenance, net of anticipated sublease income. The provision for store closing costs is included in SG&A expense.

The following table summarizes the store closing liability and the respective changes in the obligation, which is included in other current liabilities in the consolidated balance sheets.

(In Millions) Store Closing Liability		
Balance at February 1, 2002	$	17
Accrual for Store Closing Costs		9
Lease Payments, Net of Sublease Income		(10)
Balance at January 31, 2003	$	16
Accrual for Store Closing Costs		12
Lease Payments, Net of Sublease Income		(9)
Balance at January 30, 2004	$	19
Accrual for Store Closing Costs		16
Lease Payments, Net of Sublease Income		(11)
Balance at January 28, 2005	$	24

NOTE 8 Short-term borrowings and lines of credit

The Company has a $1 billion senior credit facility which became effective in July 2004 and expires in July 2009. This facility is available to support the Company's $1 billion commercial paper program and for short-term borrowings. Borrowings are priced based upon market conditions at the time of funding in accordance with the terms of the senior credit facility. The senior credit facility contains certain covenants, including maintenance of a specific financial ratio. The Company was in compliance with these covenants at January 28, 2005. Fifteen banking institutions are participating in the $1 billion senior credit facility and, as of January 28, 2005, there were no outstanding loans under the facility.

Five banks have extended lines of credit aggregating $513 million for the purpose of issuing documentary letters of credit and standby letters of credit. These lines do not have termination dates but are reviewed periodically. Commitment fees ranging from .25% to .50% per annum are paid on the letters of credit amounts outstanding. Outstanding letters of credit totaled $304 million as of January 28, 2005, and $161 million as of January 30, 2004.

There were no short-term borrowings outstanding at January 28, 2005, or January 30, 2004.

NOTE 9 Long-term debt

Debt Category (In Millions)	Interest Rates	Fiscal Year of Final Maturity	January 28, 2005	January 30, 2004
Secured Debt:[1]				
Mortgage Notes	6.82% to 8.25%	2028	$ 37	$ 45
Unsecured Debt:				
Debentures	6.50% to 6.88%	2029	693	692
Notes	7.50% to 8.25%	2010	997	996
Medium-Term Notes Series A	7.35% to 8.20%	2023	27	74
Medium-Term Notes Series B[2]	6.70% to 7.61%	2037	267	267
Senior Notes	6.38%	2005	100	100
Convertible Notes	0.86% to 2.50%	2021	1,146	1,136
Capital Leases		2029	423	445
Total Long-Term Debt			**3,690**	**3,755**
Less Current Maturities			630	77
Long-Term Debt, Excluding Current Maturities			**$ 3,060**	**$ 3,678**

[1] *Real properties with an aggregate book value of $86 million were pledged as collateral at January 28, 2005, for secured debt.*

[2] *Approximately 34% of these Medium Term Notes may be put at the option of the holder on either the tenth or twentieth anniversary date of the issue at par value. None of these notes are currently putable.*

Debt maturities, exclusive of capital leases, for the next five fiscal years and thereafter are as follows: 2005, $608 million; 2006, $7 million; 2007, $61 million; 2008, $6 million; 2009, $1 million; thereafter, $3,025 million.

The Company's debentures, senior notes, medium-term notes and convertible notes contain certain restrictive covenants, including maintenance of a specific financial ratio. The Company was in compliance with all covenants in these agreements at January 28, 2005, and January 30, 2004.

The Company has $580.7 million aggregate principal of senior convertible notes at an issue price of $861.03 per note. Interest on the notes, at the rate of 0.8610% per year on the principal amount at maturity, is payable semiannually in arrears until October 2006. After that date, the Company will not pay cash interest on the notes prior to maturity. Instead, in October 2021 when the notes mature, a holder will receive $1,000 per note, representing a yield to maturity of approximately 1%. Holders may convert their notes into 17.212 shares of the Company's common stock, subject to adjustment, only if: the sale price of the Company's common stock reaches specified thresholds, the credit rating of the notes is below a specified level, the notes are called for redemption, or specified corporate transactions have occurred. Holders may require the Company to purchase all or a portion of their note in October 2006, at a price of $861.03 per note plus accrued cash interest, if any, or in October 2011, at a price of $905.06 per note. The Company may choose to pay the purchase price of the notes in cash or common stock or a combination of cash and common stock. In addition, if a change in control of the Company occurs on or before October 2006, each holder may require the Company to purchase for cash all or a portion of such holder's notes. The Company may redeem for cash all or a portion of the notes at any time beginning October 2006, at a price equal to the sum of the issue price plus accrued original issue discount and accrued cash interest, if any, on the redemption date. The conditions that permit conversion were not satisfied at January 28, 2005.

The Company has $994.7 million aggregate principal of convertible notes at an issue price of $608.41 per note. Interest will not be paid on the notes prior to maturity in February 2021, at which time the holders will receive $1,000 per note, representing a yield to maturity of 2.5%. Holders may convert their notes at any time on or before the maturity date, unless the notes have been previously purchased or redeemed, into 16.448 shares of the Company's common stock per note. Holders of the notes may require the Company to purchase all or a portion of their notes in February 2011 at a price of $780.01 per note. The Company may choose to pay the purchase price of the notes in cash or common stock, or a combination of cash and common stock. Holders of an insignificant number of notes exercised their right to require the Company to purchase their notes during fiscal 2004, all of which were purchased in cash.

NOTE 10 Financial instruments

Cash and cash equivalents, accounts receivable, short-term borrowings, trade accounts payable and accrued liabilities are reflected in the financial statements at cost which approximates fair value. Short and long-term investments, classified as available-for-sale securities, are reflected in the financial statements at fair value. Estimated fair values for long-term debt have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair value of the Company's long-term debt excluding capital leases is as follows:

	January 28, 2005		January 30, 2004	
(In Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities:				
Long-Term Debt (Excluding Capital Leases)	$ 3,267	$ 3,974	$ 3,310	$ 3,985

Interest rates that are currently available to the Company for issuance of debt with similar terms and remaining maturities are used to estimate fair value for debt issues that are not quoted on an exchange.

NOTE 11 Earnings per share

Basic earnings per share (EPS) excludes dilution and is computed by dividing the applicable net earnings by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is calculated based on the weighted-average shares of common stock as adjusted for the potential dilutive effect of stock options and applicable convertible notes as of the balance sheet date. In the fourth quarter of fiscal 2004, the Company implemented EITF 04-8. Based on the EITF's conclusion, the dilutive effect of contingently convertible debt instruments should be included in the calculation of diluted earnings per share regardless of whether the contingency has been met. As a result of this implementation, the Company has retroactively adjusted diluted earnings per share calculations for all periods presented to include the dilutive effect of the assumed conversion of the Company's $580.7 million Senior Convertible Notes issued in October 2001. The implementation of EITF 04-8 reduced diluted earnings per share by $0.03 for the year ended January 28, 2005, and $0.02 for the each of the years ended January 30, 2004, and January 31, 2003. The following table reconciles EPS for 2004, 2003 and 2002.

(In Millions, Except Per Share Data)	2004	2003	2002
Basic Earnings Per Share:			
Earnings from Continuing Operations	$ 2,176	$ 1,829	$ 1,479
Earnings from Discontinued Operations, Net of Tax	–	15	12
Net Earnings	$ 2,176	$ 1,844	$ 1,491
Weighted Average Shares Outstanding	777	785	779
Basic Earnings Per Share: Continuing Operations	$ 2.80	$ 2.33	$ 1.89
Basic Earnings Per Share: Discontinued Operations	–	0.02	0.02
Basic Earnings Per Share	**$ 2.80**	**$ 2.35**	**$ 1.91**
Diluted Earnings Per Share:			
Net Earnings	$ 2,176	$ 1,844	$ 1,491
Net Earnings Adjustment for Interest on Convertible Debt Net of Tax	14	14	14
Net Earnings, as Adjusted	**$ 2,190**	**$ 1,858**	**$ 1,505**
Weighted Average Shares Outstanding	777	785	779
Dilutive Effect of Stock Options	5	4	4
Dilutive Effect of Convertible Debt	26	27	27
Weighted Average Shares, as Adjusted	**808**	**816**	**810**
Diluted Earnings Per Share: Continuing Operations	$ 2.71	$ 2.26	$ 1.84
Diluted Earnings Per Share: Discontinued Operations	–	0.02	0.02
Diluted Earnings Per Share	**$ 2.71**	**$ 2.28**	**$ 1.86**

NOTE 12 Shareholders' equity

Authorized shares of common stock were 2.8 billion at January 28, 2005, and January 30, 2004.

The Company has five million authorized shares of preferred stock ($5 par), none of which have been issued. The Board of Directors may issue the preferred stock (without action by shareholders) in one or more series, having such voting rights, dividend and liquidation preferences and such conversion and other rights as may be designated by the Board of Directors at the time of issuance.

In April 2004, the Board of Directors authorized the termination of its shareholder rights plan and the related redemption of all purchase rights under this plan. These rights were redeemed for one-twentieth of a cent ($0.0005) per share, or approximately $400,000.

In January 2005, the Board of Directors authorized $1 billion in share repurchases through 2006. This program is intended to be implemented through purchases made from time to time either in the open market or through private transactions. Shares purchased under the share repurchase program are retired and returned to authorized and unissued status. As of January 28, 2005, the share repurchase program had a remaining authorized balance of $1 billion for future common stock repurchases. During 2004, the Company repurchased 18.4 million shares at a total cost of $1 billion under the December 2003 share repurchase authorization, leaving no amounts remaining under this prior authorization.

The Company granted restricted stock awards of 346,000 shares with a per share weighted-average fair value of $56.75 in 2004. The Company granted restricted stock awards of 550,000 shares with a per share weighted-average fair value of $39.30 in 2003. These grants normally vest over three years. No restricted stock awards were granted in 2002, with no related expense recorded in 2002. Related expenses (charged to compensation expense) for 2004 and 2003 were $12 million and $5 million, respectively.

The Company has three stock incentive plans, referred to as the "2001", "1997" and "1994" Incentive Plans, under which incentive and non-qualified stock options may be granted to key employees. No awards may be granted after 2011 under the 2001 plan, after 2007 under the 1997 plan and after 2004 under the 1994 plan. Stock options generally have terms of seven years, normally vest evenly over three years, and are assigned an exercise price of not less than the fair market value on the date of grant. Related expenses (charged to compensation expense) for 2004 and 2003 were $39 million and $33 million, respectively. At January 28, 2005, there were 17,375,000 and 473,000 shares available for grants under the 2001 and 1997 plans, respectively, and no shares available for grants under the 1994 plan.

Stock option information related to the 2001, 1997 and 1994 Incentive Plans is summarized as follows:

Key Employee Stock Option Plans

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at February 1, 2002	**19,141**	**$28.77**
Granted	5,537	43.65
Canceled or Expired	(1,085)	34.28
Exercised	(2,942)	22.20
Outstanding at January 31, 2003	**20,651**	**$33.37**
Granted	4,318	40.39
Canceled or Expired	(1,129)	39.66
Exercised	(3,745)	26.20
Outstanding at January 30, 2004	**20,095**	**$35.68**
Granted	2,959	56.11
Canceled or Expired	(759)	44.88
Exercised	(3,077)	30.18
Outstanding at January 28, 2005	**19,218**	**$39.56**
Exercisable at January 28, 2005	**8,795**	**$30.93**
Exercisable at January 30, 2004	**7,525**	**$27.58**
Exercisable at January 31, 2003	**7,770**	**$23.75**

	Outstanding			Exercisable	
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted-Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$ 5.18 - $ 7.52	48	0.8	$ 5.85	48	$ 5.85
8.70 - 12.60	14	2.3	10.79	14	10.79
13.19 - 19.44	173	2.6	14.95	173	14.95
21.34 - 31.16	5,508	2.4	25.41	5,505	25.41
35.12 - 52.06	10,958	4.4	43.31	3,055	42.27
$53.57 - $ 58.93	2,517	6.1	56.67	–	–
Totals	**19,218**	**4.0**	**$ 39.56**	**8,795**	**$ 30.93**

The Company maintains the Lowe's Companies, Inc. Directors' Stock Option Plan for its non-employee directors. During the term of the Plan, each non-employee Director is awarded 4,000 options on the date of the first board meeting after each annual meeting of the Company's shareholders (the award date). The maximum number of shares available for grant under the Plan is 500,000, subject to adjustment. No awards may be granted under the Plan after the award date in 2008. The options vest evenly over three years, expire after seven years and are assigned a price equal to the fair market value of the Company's common stock on the date of grant.

Stock option information related to the Directors' Stock Option Plan is summarized as follows:

Directors' Stock Option Plans

	Shares (In Thousands)	Weighted-Average Exercise Price Per Share
Outstanding at February 1, 2002	**100**	**$28.92**
Granted	40	47.16
Exercised	(4)	25.85
Outstanding at January 31, 2003	**136**	**$34.38**
Granted	36	42.26
Exercised	(25)	28.74
Canceled or Expired	(12)	43.03
Outstanding at January 30, 2004	**135**	**$36.77**
Granted	40	53.57
Exercised	(10)	27.62
Canceled or Expired	(8)	42.83
Outstanding at January 28, 2005	**157**	**$41.28**
Exercisable at January 28, 2005	**89**	**$34.96**
Exercisable at January 30, 2004	**71**	**$31.28**
Exercisable at January 31, 2003	**59**	**$27.06**

	Outstanding			Exercisable	
Range of Exercise Prices	Options (In Thousands)	Weighted-Average Remaining Term	Weighted-Average Exercise Price	Options (In Thousands)	Weighted-Average Exercise Price
$22.88 - $ 25.84	32	1.8	$ 24.36	32	$ 24.36
$35.91 - $ 53.57	125	5.0	45.60	57	40.87
Totals	**157**	**4.3**	**$ 41.28**	**89**	**$ 34.96**

The Company maintains a qualified Employee Stock Purchase Plan that allows eligible employees to participate in the purchase of designated shares of the Company's common stock. Ten million shares were authorized for this plan with 3,322,437 remaining available at January 28, 2005. For offering periods prior to December 1, 2004, the purchase price of the stock under the plan was equal to 85% of the lower of the closing price at the beginning or the end of each semi-annual stock purchase period. However, beginning with the December 1, 2004, offering period, the plan's provisions were modified to provide that the purchase price would be equal to 85% of the closing price on the date of purchase. The Company issued 1,331,294, 1,441,518, and 1,341,241 shares of common stock pursuant to this plan during 2004, 2003 and 2002, respectively. As discussed in Note 1, effective February 1, 2003, the Company adopted the fair-value recognition provisions of SFAS No. 123 for all employee awards granted or modified after January 31, 2003. As a result, during 2004 and 2003, the Company recognized compensation expense totaling $19 million and $13 million, respectively, relating to stock issued under the Employee Stock Purchase Plan during that period, which is included in the $70 million and $51 million in compensation expense recognized in 2004 and 2003, respectively. No compensation expense was recorded in 2002 related to the Employee Stock Purchase Plan, as the Plan qualified as non-compensatory under the intrinsic value method of accounting.

NOTE 13 Leases

The Company leases certain store facilities and land for certain store facilities under agreements with original terms generally of 20 years. For lease agreements that provide for escalating rent payments or free-rent occupancy periods, the Company recognizes rent expense on a straight-line basis over the non-cancelable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured. The lease term commences on the date when all conditions precedent to the Company's obligation to pay rent are satisfied. The leases generally contain provisions for four to six renewal options of five years each.

Some agreements also provide for contingent rental based on sales performance in excess of specified minimums. In 2004, 2003 and 2002, contingent rentals have been nominal.

Certain equipment is also leased by the Company under agreements ranging from two to five years. These agreements typically contain renewal options providing for a renegotiation of the lease, at the Company's option, based on the fair market value at that time.

The future minimum rental payments required under capital and operating leases having initial or remaining non-cancelable lease terms in excess of one year are summarized as follows:

(In Millions)	Operating Leases		Capital Leases		
Fiscal Year	Real Estate	Equipment	Real Estate	Equipment	Total
2005	$ 248	$ 1	$ 59	$ 1	$ 309
2006	246	1	58	1	306
2007	245	1	59	–	305
2008	244	–	59	–	303
2009	243	–	58	–	301
Later Years	2,614	–	393	–	3,007
Total Minimum Lease Payments	**$3,840**	**$3**	**$686**	**$2**	**$4,531**
Total Minimum Capital Lease Payments			**$ 688**		
Less Amount Representing Interest			265		
Present Value of Minimum Lease Payments			**423**		
Less Current Maturities			22		
Present Value of Minimum Lease Payments, Less Current Maturities			**$ 401**		

Rental expenses under operating leases for real estate and equipment were $271 million, $238 million and $226 million in 2004, 2003 and 2002, respectively.

NOTE 14 Employee retirement plans

The Company maintains a defined contribution retirement plan for its employees (the 401(k) Plan). Employees are eligible to participate in the 401(k) Plan after completing 90 days of continuous service. Participants are allowed to choose from a group of mutual funds in order to designate how both employer and employee contributions are to be invested.

The Company's common stock is also one of the investment options for contributions to the 401(k) Plan. Company shares held on the participants' behalf by the 401(k) Plan are voted by the participants. The Company makes contributions to the 401(k) Plan each payroll period based upon a matching formula applied to employee contributions. In addition, beginning in 2002, the Company offers a performance match to eligible 401(k) Plan participants based on growth of earnings before taxes for the fiscal year. 401(k) Plan participants must have three or more years of employment service and be actively employed on the last day of the fiscal year to be eligible for the performance match. The performance match is funded in participant accounts in April of the following year. The Company's contributions to the 401(k) Plan vest immediately in the participant accounts. Once participants reach age 59 1/2, they may elect to withdraw their entire 401(k) Plan balance. This is a one-time, in-service distribution option. Participants may also withdraw contributions and rollover contributions while still actively employed for reasons of hardship. In addition, participants with 20 or more years of service, who have an Employee Stock Ownership Plan carryforward account balance within the 401(k) Plan, can elect to receive a one-time, in-service distribution of 50% of this account balance.

The Company maintains a Benefit Restoration Plan (BRP) to provide benefits in addition to those provided under the 401(k) Plan to 401(k) Plan participants whose benefits are restricted as a result of certain provisions of the Internal Revenue Code of 1986.

The Company recognized expense associated with contributions to employee retirement plans of $68 million, $83 million and $115 million in 2004, 2003 and 2002, respectively.

In fiscal 2003, the Company implemented a non-qualified deferred compensation program called the Lowe's Cash Deferral Plan. This plan is designed to permit highly compensated employees to defer receipt of portions of their compensation, thereby delaying taxation on the deferral amount and on subsequent earnings until the balance is distributed. This plan does not provide for employer contributions.

NOTE 15 Income taxes

The following is a reconciliation of the effective tax rate to the federal statutory tax rate for continuing operations.

	2004	2003	2002
Statutory Federal Income Tax Rate	35.0%	35.0%	35.0%
State Income Taxes—Net of Federal Tax Benefit	3.5	3.1	3.3
Stock-Based Compensation Expense	0.2	0.2	0.0
Other, Net	(0.2)	(0.4)	(0.7)
Effective Tax Rate	**38.5%**	**37.9%**	**37.6%**

(In Millions)	Components of Income Tax Provision for Continuing Operations		
Current			
Federal	$ 1,077	$ 834	$ 590
State	174	124	82
Total Current	**1,251**	**958**	**672**
Deferred			
Federal	86	143	183
State	23	14	38
Total Deferred	**109**	**157**	**221**
Total Income Tax Provision	**$ 1,360**	**$ 1,115**	**$ 893**

The tax effect of cumulative temporary differences that gave rise to the deferred tax assets and liabilities at January 28, 2005, and January 30, 2004, is as follows:

	January 28, 2005		
(In Millions)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 19	$ –	$ 19
Self-Insurance	37	–	37
Depreciation	–	(776)	(776)
Rent	26	–	26
Vacation Accrual	7	–	7
Allowance for Sales Returns	43	–	43
Stock-Based Compensation Expense	28	–	28
Other, Net	19	(44)	(25)
Total	**$ 179**	**$ (820)**	**$ (641)**

	January 30, 2004		
(In Millions)	Assets	Liabilities	Total
Excess Property and Store Closing Costs	$ 22	$ –	$ 22
Self-Insurance	31	–	31
Depreciation	–	(625)	(625)
Rent	13	–	13
Vacation Accrual	5	–	5
Allowance for Sales Returns	32	–	32
Stock-Based Compensation Expense	2	–	2
Other, Net	17	(29)	(12)
Total	**$ 122**	**$ (654)**	**$ (532)**

Given the consistent profitability of past operations, the Company believes that the deferred tax assets will be recovered and that no valuation allowance is necessary.

The tax balances and income tax expense recognized by the Company are based on management's interpretation of the current tax laws of multiple tax jurisdictions. Income tax expense reflects the Company's best estimates and assumptions regarding the level of future taxable income and interpretation of current tax laws.

Tax authorities periodically audit the Company's income tax returns. These audits include a review of the Company's tax filing positions, including the timing and amount of income and deductions in various tax jurisdictions. In evaluating liabilities associated with its various tax filing positions, the Company has accrued for probable liabilities resulting from tax assessments by tax authorities. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

NOTE 16 Commitments and contingencies

The Company is a defendant in legal proceedings considered to be in the normal course of business, none of which, singularly or collectively, are believed to have a risk of having a material impact on the Company's financial statements. In evaluating liabilities associated with its various legal proceedings, the Company has accrued for probable liabilities associated with these matters. The amounts accrued were not material to the Company's consolidated financial statements in any of the years presented.

As of January 28, 2005, the Company had non-cancelable commitments related to purchases of property and construction of buildings, as well as commitments related to certain marketing and information technology programs of $450 million. Payments under these commitments are scheduled to be made as follows: 2005, $377 million; 2006, $34 million; 2007, $22 million; 2008, $6 million; 2009, $2 million; thereafter, $9 million.

NOTE 17 Other information

Net interest expense is comprised of the following:

(In Millions)	2004	2003	2002
Long-Term Debt	$ 159	$ 162	$ 163
Mortgage Interest	3	4	5
Capitalized Leases	38	39	40
Short-Term Debt	–	–	1
Amortization of Original Issue Discount and Loan Costs	20	19	19
Interest Income	(16)	(18)	(21)
Interest Capitalized	(28)	(26)	(25)
Net Interest Expense	**$ 176**	**$ 180**	**$ 182**

Supplemental Disclosures of Cash Flow Information:

(In Millions)	2004	2003	2002
Cash Paid for Interest (Net of Amount Capitalized)	$ 174	$ 179	$ 186
Cash Paid for Income Taxes	$ 1,192	$ 926	$ 695
Noncash Investing and Financing Activities:			
Noncash Fixed Asset Acquisitions, Including Assets Acquired Under Capital Lease	$ 133	$ 102	$ 39
Common Stock Issued to ESOP	–	–	79
Notes Received in Exchange for Sale of Real Estate	$ –	$ –	$ 4

Lowe's Companies, Inc.
Selected Financial Data (Unaudited)

(In Millions, Except Per Share Data)	2004	2003 As Restated[1,4]	2002 As Restated[1,4]	2001 As Restated[2,4]	2000 As Restated[2]
Selected Statements of Earnings Data:					
Net Sales	**$ 36,464**	**$ 30,838**	**$ 26,112**	**$ 21,714**	**$ 18,368**
Gross Margin	**12,299**	**9,607**	**7,948**	**6,287**	**5,208**
Earnings from Continuing Operations	**2,176**	**1,829**	**1,479**	**969**	**784**
Earnings from Discontinued Operations, Net of Tax	–	15	12	13	14
Net Earnings	**2,176**	**1,844**	**1,491**	**982**	**798**
Basic Earnings Per Share – Continuing Operations	2.80	2.33	1.89	1.25	1.03
Basic Earnings Per Share – Discontinued Operations	–	0.02	0.02	0.02	0.02
Basic Earnings Per Share	**2.80**	**2.35**	**1.91**	**1.27**	**1.05**
Diluted Earnings Per Share – Continuing Operations	2.71	2.26	1.84	1.21	1.02
Diluted Earnings Per Share – Discontinued Operations	–	0.02	0.02	0.02	0.02
Diluted Earnings Per Share	**2.71**	**2.28**	**1.86**	**1.23**	**1.04**
Dividends Per Share	$ 0.15	$ 0.11	$ 0.09	$ 0.08	$ 0.07
Selected Balance Sheet Data:					
Total Assets[3]	$ 21,209	$ 18,751	$ 15,843	$ 13,546	$ 11,287
Long-Term Debt, Excluding Current Maturities	$ 3,060	$ 3,678	$ 3,736	$ 3,734	$ 2,698

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
1 Amounts reflect the restatement discussed in Note 2 to the consolidated financial statements.
2 Amounts have been restated to reflect the matters discussed in Note 2 to the consolidated financial statements.
3 Certain amounts have been reclassified to conform to current classifications.
4 Amounts have been adjusted to reflect the implementation of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.

Lowe's Companies, Inc.
Selected Financial Data (Unaudited) continued

Selected Quarterly Data:

(In Millions, Except Per Share Data)	First		Second		Third		Fourth
	As Previously Reported[1]	As Restated[2]	As Previously Reported[1]	As Restated[2]	As Previously Reported[1]	As Restated[2]	
2004							
Net Sales	$ 8,681	$ 8,681	$ 10,169	$ 10,169	$ 9,064	$ 9,064	$ 8,550
Gross Margin	2,870	2,870	3,389	3,389	3,051	3,051	2,989
Earnings from Continuing Operations	455	452	704	700	522	516	508
Earnings from Discontinued Operations, Net of Tax	–	–	–	–	–	–	–
Net Earnings	455	452	704	700	522	516	508
Basic Earnings Per Share – Continuing Operations	0.58	0.57	0.91	0.90	0.68	0.67	0.66
Basic Earnings Per Share – Discontinued Operations	–	–	–	–	–	–	–
Basic Earnings Per Share	0.58	0.57	0.91	0.90	0.68	0.67	0.66
Diluted Earnings Per Share – Continuing Operations	0.56	0.56	0.88	0.87	0.65	0.64	0.64
Diluted Earnings Per Share – Discontinued Operations	–	–	–	–	–	–	–
Diluted Earnings Per Share	$ 0.56	$ 0.56	$ 0.88	$ 0.87	$ 0.65	$ 0.64	$ 0.64

Selected Quarterly Data:

(In Millions, Except Per Share Data)	First		Second		Third		Fourth	
	As Previously Reported[1]	As Restated[2]	As Previously Reported[1]	As Restated[2]	As Previously Reported[1]	As Restated[2]	As Previously Reported[1]	As Restated[2]
2003								
Net Sales	$ 7,118	$ 7,118	$ 8,666	$ 8,666	$ 7,802	$ 7,802	$ 7,252	$ 7,252
Gross Margin	2,219	2,219	2,626	2,626	2,441	2,441	2,321	2,321
Earnings from Continuing Operations	419	404	594	588	448	442	401	395
Earnings from Discontinued Operations, Net of Tax	2	2	3	3	4	4	6	6
Net Earnings	421	406	597	591	452	446	407	401
Basic Earnings Per Share – Continuing Operations	0.54	0.52	0.76	0.75	0.56	0.56	0.51	0.50
Basic Earnings Per Share – Discontinued Operations	–	–	–	–	0.01	0.01	0.01	0.01
Basic Earnings Per Share	0.54	0.52	0.76	0.75	0.57	0.57	0.52	0.51
Diluted Earnings Per Share – Continuing Operations	0.52	0.50	0.74	0.73	0.55	0.55	0.49	0.48
Diluted Earnings Per Share – Discontinued Operations	–	–	–	–	0.01	0.01	0.01	0.01
Diluted Earnings Per Share	$ 0.52	$ 0.50	$ 0.74	$ 0.73	$ 0.56	$ 0.56	$ 0.50	$ 0.49

Note: The selected financial data has been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods.
1 Amounts have been adjusted to reflect the implementation of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.
2 Amounts reflect the restatement discussed in Note 2 to the consolidated financial statements.

Sales by Product Category
(Dollars in Millions)

Product Category	2004 Total Sales	2004 %	2003 Total Sales	2003 %	2002 Total Sales	2002 %
Appliances	$ 4,078	11%	$ 3,518	11%	$ 2,995	11%
Lumber	3,288	9	2,652	9	2,232	9
Seasonal Living	2,442	7	2,008	7	1,738	7
Millwork	2,439	7	2,043	7	1,724	7
Flooring	2,370	6	1,998	6	1,651	6
Paint	2,317	6	2,048	7	1,737	7
Nursery	2,201	6	1,954	6	1,656	6
Tools	2,150	6	1,822	6	1,576	6
Fashion Plumbing	2,128	6	1,820	6	1,556	6
Lighting	2,089	6	1,857	6	1,586	6
Building Materials	$ 2,025	6%	$ 1,666	5%	$ 1,408	5%

Product Category	2004 Total Sales	2004 %	2003 Total Sales	2003 %	2002 Total Sales	2002 %
Hardware	$ 1,980	5%	$ 1,667	5%	$ 1,417	5%
Outdoor Power Equipment	1,511	4	1,202	4	983	4
Cabinets & Countertops	1,369	4	1,029	3	790	3
Rough Plumbing	1,161	3	982	3	847	3
Rough Electrical	977	3	791	3	683	3
Walls / Windows	951	3	848	3	707	3
Home Organization	793	2	670	2	528	2
Furniture	163	0	213	1	243	1
Other	32	0	50	0	55	0
Totals	**$ 36,464**	**100%**	**$ 30,838**	**100%**	**$ 26,112**	**100%**

Stock Performance (Unaudited)

Lowe's Quarterly Stock Price Range and Cash Dividend Payment*

	Fiscal 2004			Fiscal 2003			Fiscal 2002		
	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
1st Quarter	$ 58.66	$ 51.70	$ 0.030	$ 46.00	$ 33.37	$ 0.025	$ 47.78	$ 41.35	$ 0.020
2nd Quarter	56.16	47.68	0.040	48.71	38.20	0.025	49.99	32.70	0.020
3rd Quarter	57.75	45.90	0.040	59.95	45.54	0.030	46.00	32.50	0.020
4th Quarter	$ 60.54	$ 55.05	$ 0.040	$ 60.42	$ 50.75	$ 0.030	$ 43.80	$ 33.86	$ 0.025

** Adjusted for 2-for-1 stock split to shareholders of record on June 8, 2001, as applicable.*

Monthly Stock Price and Trading Volume

	Fiscal 2004			Fiscal 2003		
	High	Low	Shares Traded	High	Low	Shares Traded
February	$ 58.66	$ 52.80	73,906,400	$ 39.66	$ 33.37	89,268,500
March	56.94	51.77	84,095,300	42.67	35.45	105,728,700
April	56.30	51.70	75,057,500	46.00	40.30	98,630,100
May	54.49	48.10	95,790,900	46.43	38.20	128,446,200
June	56.16	51.88	73,855,900	45.84	42.09	96,608,800
July	54.09	47.68	75,771,300	48.71	41.81	92,624,300
August	50.89	45.90	81,104,900	54.95	45.54	84,578,200
September	55.00	49.60	69,054,400	55.90	50.30	87,847,300
October	57.75	53.89	61,724,800	59.95	52.00	80,708,800
November	60.54	55.05	77,236,000	60.42	56.80	58,594,200
December	59.56	55.64	55,758,800	58.62	52.44	75,445,000
January	$ 58.33	$ 55.07	56,302,500	$ 56.25	$ 50.75	91,458,800

Source: The Wall Street Journal, Bloomberg

Lowe's High/Low Stock Price
Adjusted for All Splits



$65
$60
$55
$50
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
'94
'95
'96
'97
'98
'99
'00
'01
'02
'03
'04
FISCAL YEAR

Stock Splits and Stock Dividends
Since 1961

- A 100% stock dividend, effective April 5, 1966 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective November 18, 1969.
- A 50% stock dividend, effective November 30, 1971 (which had the net effect of a 3-for-2 stock split).
- A 33 1/3% stock dividend, effective July 25, 1972 (which had the net effect of a 4-for-3 stock split).
- A 50% stock dividend, effective June 2, 1976 (which had the net effect of a 3-for-2 stock split).
- A 3-for-2 stock split, effective November 2, 1981.
- A 5-for-3 stock split, effective April 29, 1983.
- A 100% stock dividend, effective June 29, 1992 (which had the net effect of a 2-for-1 stock split).
- A 2-for-1 stock split, effective April 4, 1994.
- A 2-for-1 stock split, effective June 29, 1998.
- A 2-for-1 stock split, effective July 2, 2001.



120
240
480
60
30
18
12
8
6
4
2
1
'61
'66
'69
'71
'72
'76
'81
'83
'92
'94
'98
'01

Lowe's Companies, Inc.
Quarterly Review of Performance (Unaudited)

Earnings Statements
(In Millions, Except Per Share Data)

	Fiscal 2004				Fiscal 2003			
Quarter Ended	1/28/05	10/29/04 As Restated	7/30/04 As Restated	4/30/04 As Restated	1/30/04 As Restated	10/31/03 As Restated	8/1/03 As Restated	5/2/03 As Restated
Net Sales	**$ 8,550**	**$ 9,064**	**$ 10,169**	**$ 8,681**	**$ 7,252**	**$ 7,802**	**$ 8,666**	**$ 7,118**
Gross Margin	**2,989**	**3,051**	**3,389**	**2,870**	**2,321**	**2,441**	**2,626**	**2,219**
Expenses:								
S G & A	1,834	1,906	1,969	1,853	1,383	1,455	1,421	1,319
Store Opening Costs	51	32	18	22	45	37	27	19
Depreciation	236	232	221	213	208	196	189	184
Interest	43	40	45	48	45	42	45	48
Total Expenses	**2,164**	**2,210**	**2,253**	**2,136**	**1,681**	**1,730**	**1,682**	**1,570**
Pre-Tax Earnings	825	841	1,136	734	640	711	944	649
Income Tax Provision	317	325	436	282	245	269	356	245
Earnings From Continuing Operations	**508**	**516**	**700**	**452**	**395**	**442**	**588**	**404**
Earnings From Discontinued Operations, Net of Tax	–	–	–	–	6	4	3	2
Net Earnings	**$ 508**	**$ 516**	**$ 700**	**$ 452**	**$ 401**	**$ 446**	**$ 591**	**$ 406**
Basic Earnings Per Share	**$ 0.66**	**$ 0.67**	**$ 0.90**	**$ 0.57**	**$ 0.51**	**$ 0.57**	**$ 0.75**	**$ 0.52**
Diluted Earnings Per Share	**$ 0.64**	**$ 0.64**	**$ 0.87**	**$ 0.56**	**$ 0.49**	**$ 0.56**	**$ 0.73**	**$ 0.50**

Earnings Statement Changes – Changes from same quarter previous year, to nearest tenth percent

	Fiscal 2004				Fiscal 2003			
Quarter Ended	1/28/05	10/29/04	7/30/04	4/30/04	1/30/04	10/31/03	8/1/03	5/2/03
Net Sales	**17.9%**	**16.2%**	**17.3%**	**22.0%**	**20.1%**	**23.5%**	**17.3%**	**11.7%**
Gross Margin	**28.8**	**25.0**	**29.1**	**29.3**	**21.0**	**25.5**	**20.3**	**16.6**
Expenses:								
S G & A	32.6	31.0	38.6	40.5	21.5	24.8	17.8	18.3
Store Opening Costs	13.3	(13.5)	(33.3)	15.8	12.5	32.1	12.5	(48.6)
Depreciation	13.5	18.4	16.9	15.8	20.2	21.0	20.4	24.3
Interest	(4.4)	(4.8)	0.0	0.0	0.0	(4.5)	(2.2)	2.1
Total Expenses	**28.7**	**27.7**	**33.9**	**36.1**	**20.4**	**23.6**	**17.4**	**16.6**
Pre-Tax Earnings	28.9	18.3	20.3	13.1	22.6	30.5	26.0	16.7
Income Tax Provision	29.4	20.8	22.5	15.1	22.5	31.9	27.1	17.2
Earnings From Continuing Operations	**28.6**	**16.7**	**19.0**	**11.9**	**22.7**	**29.6**	**25.4**	**16.4**
Earnings From Discontinued Operations, Net of Tax	(100.0)	(100.0)	(100.0)	(100.0)	200.0	33.3	0.0	(50.0)
Net Earnings	**26.7**	**15.7**	**18.4**	**11.3**	**23.8**	**29.7**	**25.2**	**15.7**
Basic Earnings Per Share	**29.4**	**15.8**	**20.0**	**11.5**	**24.4**	**32.6**	**23.0**	**13.0**
Diluted Earnings Per Share	**30.6%**	**14.3%**	**19.2%**	**12.0%**	**22.5%**	**30.2%**	**23.7%**	**13.6%**

Earnings Statement Percentages – Percent of sales to nearest hundredth; income tax is % of pre-tax earnings

	Fiscal 2004				Fiscal 2003			
Quarter Ended	1/28/05	10/29/04	7/30/04	4/30/04	1/30/04	10/31/03	8/1/03	5/2/03
Net Sales	**100.0%**	**100.0%**	**100.0%**	**100.0%**	**100.00%**	**100.00%**	**100.00%**	**100.00%**
Gross Margin	**34.96**	**33.66**	**33.33**	**33.06**	**32.00**	**31.29**	**30.30**	**31.17**
Expenses:								
S G & A	21.45	21.03	19.36	21.35	19.07	18.65	16.40	18.53
Store Opening Costs	0.60	0.35	0.18	0.25	0.62	0.47	0.31	0.27
Depreciation	2.76	2.56	2.17	2.45	2.87	2.51	2.18	2.58
Interest	0.50	0.44	0.44	0.55	0.62	0.54	0.52	0.67
Total Expenses	**25.31**	**24.38**	**22.15**	**24.60**	**23.18**	**22.17**	**19.41**	**22.05**
Pre-Tax Earnings	9.65	9.28	11.18	8.46	8.82	9.12	10.89	9.12
Income Tax Provision	38.42	38.64	38.38	38.42	38.28	37.83	37.71	37.75
Earnings From Continuing Operations	**5.94**	**5.69**	**6.88**	**5.21**	**5.45**	**5.67**	**6.79**	**5.68**
Earnings From Discontinued Operations, Net of Tax	0.00	0.00	0.00	0.00	0.08	0.05	0.03	0.02
Net Earnings	**5.94%**	**5.69%**	**6.88%**	**5.21%**	**5.53%**	**5.72%**	**6.82%**	**5.70%**

Note: Amounts herein have been adjusted to present the 2003 disposal of the Contractor Yards as a discontinued operation for all periods. The amounts have also been adjusted to reflect the restatement discussed in Note 2 to the consolidated financial statements and the implementation of EITF 04-8 discussed in Notes 1 and 11 to the consolidated financial statements.

Financial History (Unaudited)

10-YEAR FINANCIAL INFORMATION

	Fiscal Years Ended On	5-year CGR	January 28, 2005	January 30, 2004	January 31, 2003	February 1, 2002	February 2,* 2001
Stores and People[3]							
1	Number of Stores	14.6	1,087	952	828	718	624
2	Square Footage (In Millions)	16.8	123.7	108.8	94.7	80.7	67.8
3	Number of Employees	13.7	161,964	147,052	120,692	107,404	93,669
4	Customer Transactions (In Millions)	14.0	575	521	460	394	342
5	Average Purchase		$ 63.43	$ 59.21	$ 56.80	$ 55.05	$ 53.78
Comparative Income Statements (In Millions)[1,2,3]							
6	**Sales**	**18.7**	**$ 36,464**	**$ 30,838**	**$ 26,112**	**$ 21,714**	**$ 18,368**
7	Depreciation	21.0	902	777	640	531	421
8	Interest	15.7	176	180	182	174	121
9	Pre-Tax Earnings	28.2	3,536	2,944	2,372	1,535	1,238
10	Income Tax Provision	NM	1,360	1,115	893	566	454
11	**Earnings from Continuing Operations**	**27.4**	**2,176**	**1,829**	**1,479**	**969**	**784**
12	Earnings from Discontinued Operations, Net of Tax	NM	–	15	12	13	14
13	**Net Earnings**	**26.8**	**2,176**	**1,844**	**1,491**	**982**	**798**
14	Cash Dividends	19.3	116	87	66	60	53
15	Earnings Retained	27.3	$ 2,060	$ 1,757	$ 1,425	$ 922	$ 745
Dollars Per Share (Weighted Average Shares, Assuming Dilution)[1,2,3]							
16	**Sales**	**17.5**	**$ 45.13**	**$ 37.79**	**$ 32.24**	**$ 26.97**	**$ 23.89**
17	Earnings	25.8	2.71	2.28	1.86	1.23	1.04
18	Cash Dividends	18.1	0.14	0.11	0.08	0.07	0.07
19	Earnings Retained	26.1	2.55	2.15	1.76	1.15	0.97
20	Shareholders' Equity	18.7	$ 14.28	$ 12.52	$ 10.16	$ 8.18	$ 7.08
Financial Ratios[1]							
21	Asset Turnover[4]		1.94	1.95	1.93	1.92	2.05
22	Return on Sales[5]		5.97%	5.98%	5.71%	4.52%	4.34%
23	Return on Assets[6]		11.60%	11.64%	11.01%	8.70%	8.91%
24	Return on Shareholders' Equity[7]		21.30%	22.40%	22.65%	18.03%	17.13%
Comparative Balance Sheets (In Millions)[1,8]							
25	Total Current Assets	13.6	$ 6,974	$ 6,522	$ 5,409	$ 4,818	$ 4,158
26	Cash and Short-Term Investments	7.4	813	1,624	1,126	853	469
27	Accounts Receivable—Net	(42.9)	9	146	169	163	159
28	Merchandise Inventory	16.3	5,982	4,584	3,968	3,611	3,285
29	Other Current Assets	(6.6)	75	106	96	81	164
30	Fixed Assets—Net	22.1	13,911	11,819	10,245	8,565	6,964
31	Other Assets	9.9	178	241	160	141	131
32	**Total Assets**	**18.8**	**21,209**	**18,751**	**15,843**	**13,546**	**11,287**
33	Total Current Liabilities	19.2	5,719	4,200	3,407	2,940	2,911
34	Accounts Payable	11.5	2,687	2,212	1,791	1,589	1,708
35	Other Current Liabilities	32.0	2,016	1,576	1,251	971	745
36	Long-Term Debt, Excluding Current Maturities	12.1	3,060	3,678	3,736	3,734	2,698
37	**Total Liabilities**	**17.6**	**9,674**	**8,535**	**7,611**	**6,962**	**5,841**
38	**Shareholders' Equity**	**19.9**	**$ 11,535**	**$ 10,216**	**$ 8,232**	**$ 6,584**	**$ 5,446**
39	Long-Term Debt, Excluding Current Maturities		3.77	2.78	2.20	1.76	2.02
40	Year-End Leverage Factor: Assets/Equity		1.84	1.84	1.92	2.06	2.07
Shareholders, Shares and Book Value							
41	Shareholders of Record, Year-End		27,071	26,553	25,405	19,277	16,895
42	Shares Outstanding, Year-End (In Millions)[2]		774	787	782	776	766
43	Weighted Average Shares, Assuming Dilution (In Millions)[2]		808	816	810	805	769
44	Book Value Per Share[2]		$ 14.90	$ 12.98	$ 10.53	$ 8.49	$ 7.11
Stock Price During Fiscal Year (Adjusted for Stock Splits)[9]							
45	High		$ 60.54	$ 60.42	$ 49.99	$ 48.88	$ 33.63
46	Low		$ 45.90	$ 33.37	$ 32.50	$ 24.79	$ 17.13
47	Closing Price December 31		$ 57.59	$ 55.39	$ 37.50	$ 46.41	$ 22.25
Price/Earnings Ratio							
48	High		22	27	27	40	32
49	Low		17	15	17	20	16

	January 28, 2000	January 29, 1999	January 30, 1998	January 31, 1997	January 31, 1996	
1	550	497	456	410	372	1
2	57.0	47.8	39.9	33.7	26.8	2
3	85,145	71,792	63,261	57,859	47,738	3
4	299	268	230	195	163	4
5	$ 51.73	$ 48.37	$ 46.77	$ 46.38	$ 45.59	5
6	**$ 15,445**	**$ 12,946**	**$ 10,779**	**$ 9,057**	**$ 7,420**	6
7	347	298	264	216	161	7
8	85	81	71	55	46	8
9	1,021	751	569	462	357	9
10	373	273	205	162	127	10
11	**648**	**478**	**364**	**300**	**230**	11
12	15	13	11	10	9	12
13	**663**	**491**	**375**	**310**	**239**	13
14	48	41	38	35	30	14
15	$ 615	$ 450	$ 337	$ 275	$ 209	15
16	**$ 20.11**	**$ 17.22**	**$ 14.55**	**$ 12.41**	**$ 10.38**	16
17	0.86	0.65	0.51	0.42	0.33	17
18	0.06	0.05	0.05	0.05	0.04	18
19	0.80	0.60	0.45	0.38	0.29	19
20	$ 6.07	$ 4.78	$ 4.00	$ 3.50	$ 2.59	20
21	2.19	2.22	2.16	2.29	2.14	21
22	4.29%	3.79%	3.48%	3.42%	3.22%	22
23	9.41%	8.42%	7.52%	7.83%	6.89%	23
24	18.45%	16.58%	14.66%	16.74%	14.93%	24
25	$ 3,688	$ 2,865	$ 2,427	$ 2,135	$ 1,805	25
26	569	249	275	123	178	26
27	148	144	118	118	113	27
28	2,812	2,385	1,985	1,855	1,483	28
29	105	45	39	47	38	29
30	5,122	4,046	3,294	2,756	2,052	30
31	111	108	79	57	62	31
32	**8,952**	**7,047**	**5,835**	**4,984**	**3,960**	32
33	2,380	1,924	1,554	1,443	1,051	33
34	1,561	1,221	1,036	978	696	34
35	503	355	306	274	208	35
36	1,727	1,364	1,191	876	968	36
37	**4,293**	**3,453**	**2,874**	**2,426**	**2,109**	37
38	**$ 4,658**	**$ 3,594**	**$ 2,961**	**$ 2,558**	**$ 1,852**	38
39	2.70	2.63	2.49	2.92	1.91	39
40	1.92	1.96	1.97	1.95	2.14	40
41	15,446	14,508	12,386	12,530	12,728	41
42	765	749	738	731	673	42
43	768	752	741	730	715	43
44	$ 6.09	$ 4.80	$ 4.01	$ 3.50	$ 2.75	44
45	$ 33.22	$ 29.37	$ 12.89	$ 10.88	$ 9.72	45
46	$ 21.50	$ 11.93	$ 8.09	$ 7.16	$ 6.50	46
47	$ 29.88	$ 25.59	$ 11.93	$ 8.91	$ 8.38	47
48	39	45	25	26	29	48
49	25	18	16	17	20	49

Explanatory Notes

[1] Amounts herein have been adjusted to reflect the restatement discussed in Note 2 to the consolidated financial statements.

[2] Diluted weighted average shares and earnings per share amounts herein have been adjusted to reflect the implementation of EITF 04-8 during fiscal 2004, discussed in Notes 1 and 11 to the consolidated financial statements.

[3] Amounts herein reflect the Contractor Yards as a discontinued operation.

[4] Asset Turnover: Sales divided by Beginning Assets.

[5] Return on Sales: Net Earnings divided by Sales.

[6] Return on Assets: Net Earnings divided by Beginning Assets.

[7] Return on Shareholders' Equity: Net Earnings divided by Beginning Equity.

[8] Certain amounts have been reclassified to conform to current classifications.

[9] Stock Price Source: The Wall Street Journal

** Fiscal year ended February 2, 2001 contained 53 weeks. All other years contained 52 weeks.*

NM = not meaningful

CGR = compound growth rate

Board of Directors

Robert A. Niblock	*Chairman, President and Chief Executive Officer, Lowe's Companies, Inc., Mooresville, NC 3**
Leonard L. Berry, Ph.D.	*Distinguished Professor of Marketing, M.B. Zale Chair in Retailing and Marketing Leadership, and Professor of Humanities in Medicine, Texas A&M University, College Station, TX 2,4*
Peter C. Browning	*Non-Executive Chairman, Nucor Corporation; Dean of McColl Graduate School of Business at Queens University of Charlotte, NC 2,3,4**
Paul Fulton	*Chairman of the Board, Bassett Furniture Industries, Bassett, VA 2*,3,4*
Dawn E. Hudson	*President and Chief Executive Officer, Pepsi-Cola North America, Purchase, NY 2,4*
Robert A. Ingram	*Vice Chairman Pharmaceuticals, GlaxoSmithKline, Research Triangle Park, NC 2,4*
Robert L. Johnson	*Founder and Chairman, BET Holdings, Inc., Washington, DC 1,4*
Marshall O. Larsen	*Chairman, President and Chief Executive Officer, Goodrich Corporation, Charlotte, NC 2,4*
Richard K. Lochridge	*President, Lochridge & Company, Inc., Boston, MA 1*,3,4*
Claudine B. Malone	*President and Chief Executive Officer, Financial & Management Consulting, Inc., McLean, VA 1,4*
Stephen F. Page	*Retired Vice Chairman and Chief Financial Officer, United Technologies Corporation, Hartford, CT 1,4*
O. Temple Sloan, Jr.	*Chairman and Chief Executive Officer, The International Group, Inc., Raleigh, NC 1,4*

COMMITTEE MEMBERSHIP

1 – Audit Committee
2 – Compensation and Organization Committee
3 – Executive Committee
4 – Governance Committee

** 2005 Committee Chairman*

Executive Management

Robert A. Niblock	*Chairman, President and Chief Executive Officer*
Dale C. Pond	*Senior Executive Vice President — Merchandising/Marketing*
Larry D. Stone	*Senior Executive Vice President — Operations*
Gregory M. Bridgeford	*Executive Vice President — Business Development*
Robert F. Hull, Jr.	*Executive Vice President and Chief Financial Officer*
Joseph M. Mabry, Jr.	*Executive Vice President — Logistics and Distribution*
Theresa A. Anderson	*Senior Vice President and General Merchandising Manager — Home & Outdoor Living*
Maureen K. Ausura	*Senior Vice President — Human Resources*
Kenneth W. Black, Jr.	*Senior Vice President and Chief Accounting Officer*
Michael K. Brown	*Senior Vice President, Store Operations — South Central*
Charles W. (Nick) Canter, Jr.	*Senior Vice President, Store Operations — North Central*
Marshall A. Croom	*Senior Vice President — Finance*
Ricky D. Damron	*Senior Vice President, Store Operations — Northeast*
James M. Frasso	*Senior Vice President, Store Operations — Southeast*
Robert J. Gfeller, Jr.	*Senior Vice President — Marketing & Advertising*
John L. Kasberger	*Senior Vice President and General Merchandising Manager — Hardlines*
Ross W. McCanless	*Senior Vice President, General Counsel and Secretary*
Michael K. Menser	*Senior Vice President and General Merchandising Manager — Home Décor*
David E. Shelton	*Senior Vice President — Real Estate/Engineering & Construction*
Eric D. Sowder	*Senior Vice President — Logistics*
John David Steed	*Senior Vice President and General Merchandising Manager — Building Products*
Steven M. Stone	*Senior Vice President and Chief Information Officer*
Robert F. Wagner	*Senior Vice President, Store Operations — West*

Corporate and Investor Information

Lowe's files reports with the Securities and Exchange Commission (SEC), including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any other filings required by the SEC. Certifications by Lowe's Chief Executive Officer and Chief Financial Officer regarding the quality of the Company's public disclosure are included in Lowe's SEC reports as required by The Sarbanes-Oxley Act of 2002. In addition, in 2004, Lowe's Chief Executive Officer provided the New York Stock Exchange the annual CEO certification regarding Lowe's compliance with the New York Stock Exchange's corporate governance listing standards.

The reports Lowe's files with the SEC, and all amendments to those reports, are available without charge on Lowe's website (www.Lowes.com) as soon as reasonably practicable after Lowe's files them with or furnishes them to the SEC. Copies of Lowe's 2004 Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and Annual Report to Shareholders are available without charge upon written request to the Secretary at Lowe's corporate offices or by calling 888-345-6937.

Additional information available on our website includes our Corporate Governance Guidelines, Board of Directors Committee Charters, Code of Business Conduct and Ethics, and Social Responsibility Report, as well as other financial information. Written copies are available to shareholders on request.

Lowe's and the gable design are registered trademarks of LF, LLC.

Corporate Offices
1000 Lowe's Boulevard
Mooresville, NC 28117
704-758-1000

Lowe's Website
www.Lowes.com

Stock Transfer Agent & Registrar, Dividend Disbursing Agent and Dividend Reinvesting Agent
EquiServe Trust Company N.A.
150 Royall Street
Canton, MA 02021
877-282-1174

For direct deposit of dividends, registered shareholders may call EquiServe at 877-282-1174.

Registered shareholders with e-mail addresses can send account inquiries electronically to EquiServe through its website at **www.equiserve.com**.

Registered shareholders may access their accounts online by visiting **www.equiserve.com** and clicking on Shareholder Services, Account Access.

Investors can join Lowe's Stock Advantage Direct Stock Purchase Plan by visiting **www.Lowes.com/investor** and clicking on Buy Stock Direct.

Dividends
Lowe's has paid a cash dividend each quarter since becoming a public company in 1961.

Dividend declaration dates are usually the middle of April, July, October and January.

Dividend payment dates are usually the last of April, July, October and January.

Annual Meeting
May 27, 2005, at 10:00 a.m.
Park Hotel
Charlotte, NC

Stock Trading Information
Lowe's common stock is listed on the New York Stock Exchange. (Ticker symbol: LOW)

General Counsel
Ross W. McCanless
Senior Vice President,
General Counsel & Secretary
704-758-1000

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
1100 Carillon Building
227 West Trade Street
Charlotte, NC 28202-1675
704-887-1690

Shareholder Services
Shareholders' and security analysts' inquiries should be directed to:

Paul Taaffe
Director, Investor Relations
704-758-2033

For copies of financial information:
888-34LOWES (888-345-6937)
or visit www.Lowes.com/investor

Media inquiries should be directed to:

Chris Ahearn
Director, Public Relations
704-758-2304
www.Lowes.com/presspass

To view Lowe's Social Responsibility Report, visit:
www.Lowes.com/socialresponsibility

Printing
Consistent with Lowe's wood fiber procurement policy, this report is printed on paper made from 30% post-consumer fiber with the remaining 70% coming from well-managed forests independently certified to a sustainable forest management standard.




LOWE'S

Lowe's Companies, Inc.
1000 Lowe's Boulevard Mooresville, NC 28117 www.Lowes.com